Points International Ltd.
2008Annual Report

WE WORK WITH THE BEST

Points.com is partnered with the loyalty programs of these leading brands:

Designated trademarks, registered marks and brands are the property of their respective owners.

TABLE OF CONTENTS

More About Points International Ltd.	1
Executive Management	2
Message from the Chairman	4
Message from the CEO	5
Management’s Discussion and Analysis	6
Consolidated Financial Statements	34
Financial Highlights	61

MORE ABOUT POINTS INTERNATIONAL LTD.

WHAT WE DO

Points International Ltd. (“Points”) has developed a proprietary technology platform that allows it to offer a portfolio of products and services to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The business is comprised of Points.com, a consumer loyalty program management portal, and a suite of Ecommerce Services available to loyalty program operators. The Corporation’s business is primarily conducted over the internet, allowing its two primary customers (loyalty program operators and multiple loyalty programs’ participating consumers) to be virtually anywhere in the world.

Points.com

The Corporation’s consumer facing business is the proprietary Points.com web site. Points.com is an online loyalty program management portal, where consumers can Earn, Buy, Gift, Share, Swap, Redeem and Exchange miles and points with some of the world’s leading loyalty programs and retail partners.

In addition, through 2008, Points.com introduced new functionality and built upon existing products and services to further broaden opportunities available to consumers.

In particular, we expanded the Global Points Exchange (GPX) by adding several new partners, including the first hospitality partner, InterContinental Hotel Group’s Priority Club® Rewards. GPX provides a forum for members of different loyalty programs to trade points or miles between their accounts. Members have the flexibility to post and accept trades at ratios that they value and control.

Ecommerce Services

Our portfolio of proprietary solutions builds profits for program operators while enhancing the loyalty experience for members. Ecommerce solutions include the following products:

•	Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies;

•	Transfer – facilitates the transfer of loyalty program currencies among multiple accounts;

•	Corporate – facilitates the sale of loyalty program currencies to corporate customers;

•	Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

•	AirIncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

•	Systems Design – custom applications developed for select large loyalty program partners;

•

Integrate – functions as a common platform to process transactions among third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration;

•

Auction – via a partnership with Truition, an industry leader in on-demand ecommerce solutions, this service facilitates the ability for programs to offer mileage or point based auctions to their members; and

•	Earn Malls – an online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty programs’ members.

EXECUTIVE MANAGEMENT

ROB MACLEAN
Chief Executive Officer

Rob has served as Chief Executive Officer of Points International Ltd. since February 2000, and is a member of the Corporation’s board of directors. A founder of the organization, Mr. MacLean champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results.

Rob has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs. Points has attracted partners with a combined member base of over 200 million, and the suite of Points Ecommerce Services has transacted more than ten billion loyalty program points and miles.

Prior to founding Points, Rob recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry.

As Vice President, Sales with Canadian Airlines, Rob led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue.

Rob was also responsible for the airline’s award-winning Canadian Plus loyalty program. In that role, Rob led his team to double the program’s revenues in just two years, to over $120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 200 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program.

Rob also served as Canadian Airline’s senior representative on the Oneworld™ Alliance’s Customer Loyalty Steering Committee.

CHRISTOPHER BARNARD
President

Christopher, President of Points International Ltd., co-founded the Corporation in 2000 and is a member of the Corporation’s board of directors. He is responsible for corporate strategy, product development, corporate development and financing activities as well as investor relations and has also held various additional interim operating positions including CFO and VP of Product Development and Marketing. In 1998 Christopher also co-founded Canada’s first internet business incubator, Exclamation International, from which Points.com was created. Christopher holds a Masters of Business Administration.

ANTHONY LAM
Chief Financial Officer

Anthony joined Points International Ltd. in April 2007 with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. He is responsible for financial reporting, compliance, treasury and corporate finance, business intelligence, investor relations, and legal matters.

Before joining Points, he served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. While there, he was active in driving financial performance, financial reporting, cash management and corporate compliance with SOX404/Bill198 requirements and gained valuable regulatory experience in a multiple jurisdiction listing environment. Anthony’s time at CryptoLogic coincided with annual revenue growth from US$34 million in 2002 to US$104 million in 2006.

Prior to CryptoLogic, Anthony held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (acquired by Hummingbird Inc. and currently trading as part of Open Text Corporation) and Microforum Inc. where he was involved in various merger and IPO activities. Anthony started his career with PricewaterhouseCoopers LLP. He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Toronto.

ROB BORDEN
Chief Marketing Officer

Rob is responsible for all marketing efforts, as well as management of the Corporation’s existing/ongoing partner relationships. Prior to joining Points, Rob was responsible for global loyalty and relationship marketing for Microsoft’s consumer online division. In addition, Rob spent three years at Delta Air Lines where he was head of the SkyMiles program and eight years at American Airlines in various operational, revenue management, marketing and relationship management roles. Rob’s digital marketing background combined with his broad industry management experience helps the Corporation to capitalize upon our unique market position and to create greater value for our partners and consumers.

ERIKA BOYD
Vice President, Human Resources

Erika is the champion of Human Resources efforts at Points International Ltd. Her responsibilities include all areas related to attracting, retaining and developing our great people. Since joining the Corporation in 2004, she has established the HR infrastructure and has worked closely with the management team to ensure Points creates and maintains an environment where the best people choose to work. Prior to joining Points, Erika held HR leadership positions in the e-commerce and high-tech manufacturing industries where she developed her expertise in areas such as employee relations, talent acquisition, compensation and performance management.

PETER LOCKHARD
Senior Vice President, Product

Peter is responsible for the development and management of the Corporation’s business and consumer products. Peter’s team of business and product managers ensures the products or services the corporation develops and markets are successful, whether they are distributed on Points.com or through our many partner channels. Prior to his current role, Peter was responsible for business development and partner relationships and originally joined the Corporation, in January 2005, as leader of the business solutions group. Peter has extensive senior management experience with successful high-growth companies in the IT and marketing services industries.

BRIAN MILLER
Chief Information Officer

Brian brings more than two decades of IT experience to Points International Ltd. He and his team are focused on maximizing the value of the Corporation’s IT investments. He directs a highly skilled group of IT professionals to integrate new partnerships, support the Points web applications and to research and implement future development. Brian’s IT experience encompasses e-commerce firms both large and small. His expertise is in bridging the technical and business aspects of business information technology.

TO OUR SHAREHOLDERS

Message from the Chairman

In 2008, Points International Ltd. enjoyed another year of record growth: record transactions in excess of 12.3 billion miles up from 10.7 billion miles; record revenue of US$75.6 million up 149% and record EBITDA with more than 50% improvement.

In the face of one of the most challenging travel industry environments in living memory, Points continues to both thrive and grow through providing unmatched services for consumers and strategic partners.

In 2008 we commercialized the Principal model in our Ecommerce Services group, creating a fundamental shift in the center of gravity of our business. In addition, we launched of the Global Points Exchange (GPX) – our peer-to-peer exchange for points and miles – signing up 12 key industry partners onto the product to date, positioning GPX to be the currency market of the future. This is only part of our story, however. The vision of our company and its senior executive team, led by Chief Executive Officer, Rob MacLean and President, Christopher Barnard, has positioned Points as the industry leader for years to come.

As loyalty programs and their members deal with the harsh realities of today’s turbulent economic climate, they continue to look for new ways to extract real value from their banked points. Points is providing them with a multitude of options to monetize these balances. This is one of several ways we will scale our business in what we believe will be a robust market.

“Record revenue of US$75.6 million up 149% from 2007 and record EBITDA with more than 50% improvement.”

The Board recognizes the outstanding contributions of our management team and employees for the success of 2008. In addition, I would also like to welcome Bruce Croxon, founder of Lavalife, to the Board and thank all of the Directors for the guidance and strategic direction they provided to the Corporation throughout the year.

The great success of Points is a testament to the hard work of our entire team, and strengthens the foundation for sustainable growth for many years to come.

Stephen K. Bannon
Chairman of the Board

TO OUR SHAREHOLDERS

Message from the CEO

Points International Ltd. had another strong year in 2008, posting record revenues of $75.6 million and adding numerous strategic partners. We achieved our revenue goals, hitting the high end of our 2008 revenue guidance for the year, and representing a year-over-year increase of 149%. We maintained positive EBITDA for the second consecutive year despite the most turbulent economic climate in recent memory.

Thanks to the great support of our many Partners and our unique positioning in the loyalty industry, we helped some of the largest hospitality, travel, and financial services brands achieve great results for the year. In 2008 we saw 1.37 million transactions, an increase of 19% from the previous year, demonstrating the strength of our business model.

We continued to use the Points.com portal to drive the loyalty marketplace with our Partners offering consumers new and more effective ways to utilize their loyalty currencies. We added four new currencies to the Points.com trading board Global Points Exchange (GPX). 2008 also saw the addition of InterContinentals Priority Club Rewards to the GPX marketplace – the first hospitality currency to join the trading board. In 2009 we will look to continue the expansion of this unique offering for Partners and consumers.

As our Partners adjust to fluctuating demand through capacity and pricing modifications, the ability to buy, transfer and redeem points and miles has become even more valuable to consumers. With 20 trillion miles banked in consumer accounts, Points’ ability to offer multiple ways to unlock the value of these miles provides attractive options for our Partners as well as our consumers and continues to support our corporate growth. In the past year we expanded our Partner base to more than 50, including some of the leading loyalty programs in the world, with more than 150 products and services deployed worldwide.

“We achieved our revenue goals, hitting the high end of our 2008 revenue guidance for the year.”

Throughout the year key executives and spokespeople were quoted in high-profile media outlets including New York Times, Wall Street Journal, Kiplinger’s Personal Finance, Good Morning America Now, Trader Monthly, and numerous other media outlets, continuing to build our brand recognition and drive user adoption. This positive momentum in the media culminated in December when Kiplinger’s named Points.com one of the 30 Best Travel Sites.

Building on our success in 2008, key initiatives for 2009 include continued penetration into existing Partners’ membership bases and adding new partners to the platform, including the recently announced additions of Fuel Links, Mexicana and Harrah’s.

We have always taken a disciplined approach to corporate growth and development, tempering new product development with short and long-term goals in an effort to ensure stability for our Partners, employees and investors. This year we made a number of key strategic hires to fill out our senior team and as we look forward to the 2009 year, we feel we are positioned well for additional growth, despite the global economic uncertainties.

Points’ success has been made possible by the hard work of our management team and our exceptional employees. I want to extend my sincere gratitude to all the members of our team for their continued creativity, hard work and innovation. They will be a key factor in our success in 2009.

We endeavor to continue to bring creative liquidity and utility options to the loyalty marketplace and I look forward to working with this team and to our success in 2009.

Rob MacLean
Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereon) for the years ended December 31, 2008 and 2007. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2008, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States dollars unless otherwise specified. This MD&A is dated as of March 11, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue growth through existing sources, new sources of revenue, sales of new products, increases in registered users, increases in transaction sizes, changes in costs and expenses, changes in liquidity, generation of cashflow, and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2008 Financial Results, and those described in Points’ other filings with applicable securities regulators, including Points’ Annual Information Form, annual and interim financial statements and the notes thereto.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (US$). The change in functional currency reflects the fact that the Corporation now conducts the majority of its business transactions in US dollars. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian Dollar (CAD$).

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the balance sheet dates, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss.

The Corporation’s financial statements for the year ended December 31, 2008 and this MD&A have been prepared on the basis of this change in reporting currency. Furthermore, the comparative numbers from 2007 and, where applicable, prior years have also been revised to reflect the change in reporting currency.

BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of: (a) a consumer focused reward management website (“www.points.com” or “Points.com”); and (b) a wide range of white label and private branded ecommerce services (“Ecommerce Services”) that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back end operations.

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called “Redeem”), trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace (called the “Global Points Exchange” or “GPX”), trade their loyalty currencies directly into another participating loyalty program (called “Swap”), pay for a hotel room (called “Book with Points”), or earn additional loyalty currency by making purchases at an online shopping mall platform (called “Earn”). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

The Ecommerce Services provided by the Corporation include:

•	The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”).

•

The online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”).

•	The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called “Corporate”).

•

The wholesale distribution of generic ‘airline mileage codes’ to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “AirIncentives”).

•	The sale of top tier status on behalf of loyalty program operators to eligible members (this service is called “Elite”).

•	The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called “Auction”).

•

An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (this service is called “Private Branded Earn”).

•	An online travel booking service using miles and points as the form of payment (this service is called “Private Branded Book with Points”).

•	Back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called “Integrate”).

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2008 AND TO DATE

1.	American Airlines renews its relationship with Points for an additional three years

American Airlines renewed its relationship with Points for a further three years. Points will continue to provide the buyAAmiles®, giftAAmiles(SM) and shareAAmiles® programs and other Ecommerce Services to American Airlines, and American Airlines will continue its participation on Points.com, including GPX, and in AirIncentives.

2.	Delta Air Lines, Midwest Airlines, InterContinental Hotels, American Express and Alaska Airlines extend their partnership and increase options for loyalty program members

Delta Air Lines SkyMiles®, Midwest Airlines Midwest Miles and InterContinental Hotels Priority Club members are now able to transfer their miles with members of other programs within the Global Points Exchange marketplace. With the addition of these new partners, Points provides more trading opportunities within the GPX marketplace on Points.com. The Corporation also expanded its relationship with American Express by launching the American Express® Membership Rewards® bonus points program using the Corporate Ecommerce Service technology. The addition of the Ecommerce Service enhances American Express’ Membership Rewards bonus points offer capabilities, including enabling merchants to offer specific bonuses to American Express Cardmembers. Through technology powered by Points, Alaska Airlines is now allowing its’ members to purchase Boardroom Day Passes, which allow access to Alaska Airlines’ airport lounges.

3.	JetBlue® Airways and Amtrak partner with Points to increase options for loyalty program members

Members of the JetBlue Airways TrueBlue® program are now able to Buy and Gift points via Points’ industry-leading points-purchase platform. The Corporation also now provides an online solution for Amtrak Guest Rewards® Program members who wish to Buy and Gift points. For both of these new Partnerships, Points takes a lead role in the operation, marketing and commercial transaction support.

4.	TACA International Airlines and Trident Hotels partner with Points to increase options for loyalty program members

TACA International Airlines, an El Salvador-based airline, and Trident Hotels, operator of five star hotels across India and owned and operated by The Oberoi Group, both joined the network of loyalty programs partnered with Points. Members of TACA’s DISTANCIA program and the Trident Privilege Programme are now able to Swap and Redeem their miles and points on Points.com. In addition, TACA’s DISTANCIA members are able to participate in the Global Points Exchange, book hotels using their miles and Earn miles through the online shopping platform. The addition of these two partners is Points’ latest step in the ongoing strategy to increase international offerings on Points.com.

5.	Harrah’s® Entertainment Total Rewards® program to join the network of loyalty programs on Points.com

Under terms of a multi-year agreement, Total Rewards will be part of Points.com and will participate in Points’ Global Points Exchange. Members of the Total Rewards program will have the ability to transfer Reward Credits between friends and family and have even more ways to earn valuable credits. In addition, Points will launch a Corporate sales platform allowing retailers to offer Total Rewards Credits as an incentive.

6.	Conversion by the holder of the Series Two and Series Four preferred shares

On June 11, 2008, the holder of the Series Two and Series Four prefered shares converted its preferred shares into common shares of the Corporation. Immediately following the conversion, the holder of the common shares surrendered 1,591,322 shares back to the Corporation for cancellation. The holder then entered into a secondary market transaction with a syndicate of underwriters to sell it’s holdings in the Corporation through a financing transaction.

7.	Treasury public offering and issuance of common shares

The Corporation issued 1,591,322 new common shares from treasury, at CAD$1.65, to the syndicate of underwriters involved in the secondary market transaction with the previous holder of the Series Two and Series Four preferred shares. As a result, before share issuance costs, the share capital of the Corporation was increased by $2,562,928.

REVENUE RECOGNITION POLICIES

The Corporation categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue where Points assumes credit and/or inventory risk (i.e., acts as a principal). Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Second, commission revenue is any commission earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for the Ecommerce Services and Points.com are as follows:

Ecommerce Services

Sale of Loyalty Currency

The Corporation earns principal revenue from the sale of loyalty program currency through its Buy and Gift products where it takes a principal role in the operations, marketing and commercial transaction support and assumes credit and/or inventory risk in generating that revenue. This principal revenue is recognized when the loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue from the sale of loyalty program currency through its Buy and Gift products where it has entered into an agreement with a loyalty program operator to act as agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale. This commission revenue is recognized as the services are provided.

Principal revenue is earned on the sale of AirIncentives and the Corporation recognizes the revenue associated with the purchase of each airline mileage code at the time the end consumer redeems the code. If the code expires prior to redemption, the Corporation recognizes the revenue associated with the purchase of the unredeemed code at the time of expiration.

Other Ecommerce Services

The Corporation earns principal revenue on the transfer of pre-existing miles or points into another member’s account through its Transfer product where it takes a principal role in the operations, marketing and commercial transaction support, assumes credit risk, and has latitude in price setting. This principal revenue is recognized when the transfer of loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue on the transfer of pre-existing miles or points into another member’s account through its Transfer product where it has entered into an agreement with a loyalty program member to act as an agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each transfer. The commission revenue is recognized as the services are provided.

Travel Club revenue, categorized as principal revenue, is a combination of website maintenance and monthly program management fees recognized in the period of service and with a profit share per membership sold which is recognized in the period of sale.

Through all of the other types of Ecommerce Services, such as Elite, Private Branded Earn, Integrate, and the sale of loyalty program branded items, the Corporation earns either a fixed dollar value per transaction or a commission based on the value of each transaction. These revenues are recognized at the time the service is delivered and are categorized as commission revenue.

Technology design and development fees received for all product development are recorded evenly over the initial term of the contract and are categorized as principal revenue. Hosting and management fees on all of the Corporations products, including Auction, are recognized in the period these services are provided and are categorized as principal revenue.

Points.com

The Corporation earns revenue from Points.com in four ways.

First, a commission is earned for certain activities (e.g., Swap, Redeem, and Earn) performed by Points.com members. The Corporation earns commission revenue on all Swap and Redeem transactions by charging a percentage commission calculated against the value of the loyalty currency tendered for exchange by the loyalty program members. For the Swap and Redeem models, the loyalty program operator sets the value of the currency tendered for redemption and, for each transaction, a percentage of this value is remitted to the Corporation with the balance being used to purchase the currency of another participating loyalty program or the product or service offered by the redemption partner. Swap and Redeem commissions are recognized as the services are provided. The Corporation also earns commission revenue each time a registered user completes an Earn transaction on Points.com. The actual commission earned varies based on the affiliate program.

Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords members certain benefits not available to registered users who have not purchased memberships. Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2007 and to date in 2008, subscription fees for the Gold Membership have been $4.95 per month or $49.95 annually. These dues are categorized as principal revenue.

Third, loyalty program members can trade their loyalty currencies with other Points.com users through the Global Points Exchange. Through this service, the Corporation charges a fee to the Points.com member and earns principal revenue where it takes a principal role in the operations and commercial transaction support, and assumes credit risk in generating that revenue. For transactions where the Corporation does not take a principal role and assumes no credit risk, it earns commission revenue. Revenue is recognized when the peer-to-peer trade has been completed and the mileage has been transferred.

Fourth, the Corporation may earn a sign-up fee when a loyalty program operator joins Points.com. Loyalty program sign-up fees for initial set-up costs are recognized evenly over the initial term of the contract and are categorized as principal revenue.

Interest

The Corporation earns interest revenue on the cash flows created through the operation of both Points.com and the Ecommerce Services.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of Points.com and the suite of Ecommerce Services.

Growth in Ecommerce Services will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see “Revenue Growth” on page 11 hereof.

Growth in the number of individual members using Points.com is driven by website usability and enhancements, marketing (awareness and brand) and partner offerings. For additional, information, see “Points.com Growth” on page 12 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation’s growth prospects. For additional information, see “Growth of the Loyalty Program Industry” on page 13 hereof.

RESULTS OF OPERATIONS – REVENUE

Overview

Revenue	2008	2007(1)	2006(1)

Principal(2)	$65,482,788	$19,643,412	$2,734,763
Commissions(2)	9,193,976	10,031,862	7,382,547
Interest revenue(2)	920,328	689,354	196,204

Total Revenue	$75,597,092	$30,364,628	$10,313,514

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.
(2)	See REVENUE RECOGNITION POLICIES – page 8.

Revenue for the year ended December 31, 2008 was $75,597,092, representing an increase of $45,232,464 (149%) over the year ended December 31, 2007, this compares with prior year revenue growth of $20,051,114 (194%) over the year ended December 31, 2006. The Corporation attributes a large portion of its 2008 revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model, the 10 new Ecommerce Services products launched in 2008, and organic growth of the Corporation’s existing products. During the year, the Corporation launched 4 new products under the reseller model and has assumed a principal role under the reseller model for 1 existing partner.

Principal revenue accounted for 87%, commission revenue accounted for 12% and interest revenue accounted for 1% of the Corporation’s total revenue. Principal revenue increased by $45,839,376 over 2007 as a result of new relationships under the reseller model with Amtrak, JetBlue Airways, Icelandair, Choice Hotels and British Midland Airlines and its renewed relationships with two existing partners. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products.

Commission revenue decreased by $837,886 (8%) from $10,031,862 in 2007 to $9,193,976 in 2008. This year over year decline is as a result of the Corporation successfully converting two existing partners to the reseller model, one in the third quarter of 2007 and one in the third quarter of 2008.

Interest revenue grew by $230,974 (34%) for the year ended December 31, 2008. This increase is as a result of higher cash balances being invested. This compares with an increase of $493,150 in 2007 interest revenue versus 2006 interest revenue. See “Other Factors Contributing to Revenue Growth – Interest Revenue” on page 12 for additional information.

For the year ended December 31, 2008, two customers represented 78% (three customers in 2007 represented 75%) of the Corporation’s consolidated revenues. In addition, as at December 31, 2008, 64% (three customers as at December 31, 2007 – 65%) of the Corporation’s deposits are due to these three customers.

The Corporation’s main sources of revenue are the Ecommerce Services focused on the sale and transfer of loyalty currency. The Corporation now has over seven years of operating history with these services and it has been the Corporation’s consistent experience that these services drive a very predictable revenue stream due to the sheer size of the participating loyalty programs’ membership bases. Management considers revenue from monthly management fees, membership fees, transaction fees and commissions and interest to be predictable revenue based on its extensive operating experience.

The Corporation’s operations are moderately influenced by seasonality. One loyalty program operator’s Elite product is only available to its members from late January to mid April with most activity occurring in February and March. In addition, the Corporation experiences slightly higher activity in November and December on Points.com as members Redeem miles and points for gift certificates. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past four years.

Revenue Growth

Revenue growth has historically been driven by the growth of the Corporation’s suite of Ecommerce Services. Growth in usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenue and, based on continuing business development efforts, is optimistic about new revenue sources in future periods. Management anticipates that the growth of membership in and use of Points.com will be a key driver to future revenue growth. Revenue from existing products and services went from $27,360,716 in 2007 to $70,585,463 in 2008. This growth can be primarily attributed to the conversion and strengthening of relationships with two of its existing partners to the reseller model. Revenue from new products and services launched during the year was $4,091,303 versus $2,313,288 in 2007. The majority of this growth is in relation to new Ecommerce Services products launched in 2008.

Ecommerce Services Growth

The Ecommerce Services drive revenue growth based on the number of loyalty program operators and consumer members who participate in the various products. For the year ended December 31, 2008, the Corporation added three new loyalty program partners during the year while losing one loyalty program partner due to that partner ceasing operations during the year.

Selling additional Ecommerce Services is an important source of new revenue. New Ecommerce Services sold to loyalty program operators grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program operators, provide an opportunity to cross sell additional Ecommerce Services with the same loyalty program.

Management believes that its Ecommerce Services are applicable to all large loyalty program operators and will continue to focus business development resources on both sales of new products to loyalty program operators that presently contract for one or more Ecommerce Services and sales to loyalty program operators with which the Corporation does not yet have a relationship.

Revenue from new Ecommerce Services is more difficult to project than growth in existing Ecommerce Services. Future revenue growth is still substantially dependent upon new contracts for the suite of Ecommerce Services products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts.

The large majority of existing Ecommerce Services products that Points operates continue to grow year-over-year through marketing efforts, increased consumer awareness and adoption, and loyalty program growth. In addition to this organic growth, Points has experienced significant revenue growth through the conversion of certain existing relationships from the agency model to the reseller model and for which the Corporation now acts as a principal. This role allows Points to have more influence over the marketing aspects of the products, which should lead to increased growth in transactions. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway.

The Corporation has seen continuous growth in the transactions conducted through its Ecommerce Services since each product launch, and management expects this trend to continue for new and existing products. During 2008, Points was actively engaged with a select group of loyalty program operators and applied its online marketing and industry “best practices” to stimulate increased transaction activity on its products. In 2009, the Corporation will continue to actively engage its loyalty program operators in applying online marketing and industry “best practices”.

Points.com Growth

Currently, the Points.com business model is dependent on the total number of registered users, the number of registered users completing Swap, Redeem, Earn, Book with Points, and Global Points Exchange transactions (referred to herein as “transacting user(s)”), the total number of miles or points transacted per individual transaction, the total number of miles or points available per registered user and the mix of loyalty program partner offerings available to consumers on Points.com. Management is continuing to focus on expanding the Points.com loyalty program base in 2009 across various products and loyalty markets. In particular, the Corporation will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories. In 2008, the Corporation successfully added five loyalty program members to its Global Points Exchange.

Points and miles transacted on Points.com were down by 2% from 2007 and increased by 18% from 2006. The Corporation’s marketing efforts were significantly lower in 2008 versus 2007 as a result of a decision to reassess the Corporation’s marketing and branding strategy. This resulted in fewer new registered users and fewer points and miles transacted. The Corporation expects to increase its marketing efforts on Points.com in 2009 and has added new marketing resources to assist in developing and executing on a marketing plan that will increase qualified registrations on Points.com. During the year, the Corporation made enhancements to the Global Points Exchange, which included additional features to assist users with posting and managing their trades and expanding the number of people a user can trade with. Total registered users have increased by 16% from December 31, 2007 to 2.13 million at December 31, 2008.

The number of transacting users and the number of transactions are driven by overall traffic, quality of traffic, site navigation, positioning and overall usability. A detailed acquisition strategy inclusive of a series of direct marketing channels, partner marketing, public relations, and branding will be inclusive and targeted to the scaling membership growth targets.

The Corporation will continue to launch a more robust offering through additional enhancements to its website in 2009. Management expects that these enhancements will increase the number of miles/points transacted in 2009.

The Corporation’s economics are more significantly affected by the number of miles or points transacted than the number of transactions and, accordingly, in concert with the focus on generating additional transactions, the Corporation focuses resources on targeting higher value users in its base. Higher value users are defined as those users with larger balances of miles/points in their accounts or those that are in the top tiers of their respective programs.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue growth described above, two other factors contribute to the Corporation’s financial performance: interest revenue and the growth of the loyalty program industry.

Interest Revenue

In 2008, the Corporation earned interest revenue of $920,328, compared with $689,354 in 2007 and $196,204 in 2006. The increase in interest revenue relative to 2007 is a function of an increase in total funds invested and prevailing interest rates. Funds continue to be invested in term deposits that are short-term in nature. Points’ short-term investments are valued quarterly at the lower of cost or market value. At December 31, 2008, the Corporation’s investments were earning interest between 1.75% and 3.00% per annum. Management expects interest revenue to decline in 2009 due to the recent decline in interest rates.

Growth of the Loyalty Program Industry

The growth of loyalty programs has become an international phenomenon. At the end of 2004, the global stock of frequent-flyer miles was valued at more than $700 billion, with 14 trillion accumulated miles representing growth of almost 20% per year over the past decade. By mid-decade, almost 90% of American, and more than 90% of Canadian and U.K. consumers participated in at least one loyalty program. Despite high individual penetration, the introduction of new loyalty programs and consumers’ freedom to participate in multiple programs at the same time provides future growth.

In the U.S. alone, there are about 2,250 different loyalty programs. According to the Colloquy Group, a leading consultant and research firm focused on the loyalty marketing industry, there are more than 1.3 billion individual memberships in U.S. loyalty programs, which represents a growth of 35.5% since 2000. The average U.S. household now belongs to 12 loyalty programs.

Management understands that loyalty program members are much more likely to utilize Points.com and other products from the suite of Ecommerce Services when they are close to a level at which they can redeem an award. The redemption level varies by type of award: for example, a business class flight takes more miles than one in economy; and by program type: the “cost” of a flight typically starts between 15,000 and 25,000 miles, whereas a night in a hotel starts at 5,000 points. Therefore, growth in consumer loyalty program account balances will create demand for Ecommerce Services and Points.com.

Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, earning opportunities available to consumers, and the number of people moving through a loyalty redemption (for example, receiving a reward of some type).

RESULTS OF OPERATIONS – EXPENSES

Expenses increased in 2008 by 132% relative to 2007 versus an increase of 104% in 2007 relative to 2006. Material changes in expenses are described in each section below.

General & Administration Expenses	2008	2007(1)	2006(1)

Direct cost of principal revenue	$55,786,075	$14,390,201	$—
Employment costs(2)	11,175,498	8,756,374	7,193,823
Processing fees and related charges	2,931,214	1,505,890	721,564
Marketing and communications	1,259,359	1,543,681	2,306,390
Technology services(3)	882,267	850,298	930,160
Amortization of property and equipment	1,084,862	1,699,382	1,502,592
Amortization of intangible assets	116,880	706,392	785,498
Amortization of deferred costs	330,731	441,699	469,053
Foreign exchange loss	756,046	518,441	11,043
Operating expenses(4)	3,006,962	2,950,464	2,417,266

Total	$77,329,894	$33,362,822	$16,337,389

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

(2)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(3)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)	Operating expenses expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of Ecommerce Services, significant resources continue to be required. Management has made revenue growth of the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures.

Direct Cost of Principal Revenue

Direct cost of principal revenue was introduced in the first quarter of 2007 and relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings. See “Revenue Recognition Policies” on page 8 hereof for a description of the revenue with which these costs are associated.

The direct cost of principal revenue was $55,786,075 in 2008 compared with $14,390,201 in 2007. These new costs result from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased. The Corporation expects these costs to continue to grow in line with principal revenue growth as it takes on a more active role as a reseller and expands and grows its principal revenues.

Under the reseller model, the Corporation has made contractual commitments with respect to the minimum values of loyalty currency to be purchased over the term of its agreements. The Corporation does not anticipate any future material financial obligations as a result of the contractual commitments. For additional information, see “Revenue Commitments” on page 21 hereof.

Employment Costs

Employment costs in 2008 increased by 28% relative to 2007 versus 22% in 2007 relative to 2006. The year over year increase was in line with the increased full-time headcount, which grew from 72 at the end of 2007 to 97 at the end of 2008 to support the growth in the business. Short-term contractors decreased from 27 as of the end of 2007 to 18 as of the end of December 31, 2008. The Corporation does not expect a material increase in headcount in 2009.

Notes:

(1)	Headcount allocated to departments include active employees and contractors covering a leave of absence for full-time permanent positions within the department.

(2)	The majority of the short-term contractors support the technology department.

In accordance with CICA Handbook Section 3870, employment costs include the expense for stock-based compensation issued to employees. The increase in employee stock option costs versus 2007 and 2006 is primarily due to the increase in full time employees and the number of options granted. The cost of stock options is included in employment costs as follows:

	2008	2007(1)	2006(1)

Employee Stock
Option Expense	$647,942	$544,870	$323,233

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Processing Fees and Related Charges

Processing fees and related charges in 2008 have increased by $1,425,324 or 95% over 2007, compared to an increase of $784,326 in 2007 over 2006. Processing fees and related charges are primarily related to Ecommerce Services and consist of credit card fees and related costs incurred by the Corporation in offering these services. These costs will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the current year-over-year increase is due to an increase in credit card fees driven by the growth in Ecommerce Services and the increased responsibility the Corporation has taken on with respect to certain products. Management expects processing fees and related charges to continue to increase in 2009 through growth in existing and new Ecommerce Services.

Marketing and Communications

Marketing costs in 2008 decreased by $284,322 or 18% versus 2007, compared to a decrease of $762,709 in 2007 relative to 2006. Management will make measured increments in marketing costs in 2009 with a focus on promoting the Points.com website, including the Global Points Exchange. Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements.

Technology Services

While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation’s businesses.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in 2008 increased by $56,498 or 2% versus 2007, down from an increase of $533,198 in 2007 versus 2006.

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Amortization Expenses

The Corporation recorded amortization expense of $1,532,473 in 2008 compared to $2,847,473 2007 and $2,757,143 in 2006. Amortization expense for property and equipment declined as a result of the end of the amortization period with respect to the Corporation’s significant investment in Points.com version 3 in 2004. In addition, amortization of intangible assets has reduced dramatically in line with the contract revenue being amortized from the MilePoint Inc. business asset acquisition that occurred in April 2004. Amortization expenses are outlined in the following table:

Amortization Expense	2008	2007(1)	2006(1)

Deferred Costs	$330,731	$441,699	$469,053
Intangible Assets	116,880	706,392	785,498
Property and Equipment	1,084,862	1,699,382	1,502,592

Total	$1,532,473	$2,847,473	$2,757,143

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Other Non-Cash Expenses

Unrealized Foreign Exchange Loss

The foreign exchange loss arises from re-valuing certain balance sheet accounts (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred shares). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For the year ended December 31, 2008, the strengthening U.S. dollar resulted in an unrealized loss of $988,640, which was largely the result of the translation of the Corporation’s non-US dollar cash reserves to the year end exchange rate.

Canadian/ U.S. FX Rates(1)	2008	2007	2006

Period Start	1.018	0.857	0.858
Period End	0.818	1.018	0.857

Period Average	0.944	0.929	0.882

Notes:

(1)	Source: www.oanda.com

The translation of the Corporation’s expenses is, and will continue to be, sensitive to changes in the Canadian / U.S. foreign exchange rate (“FX Rate”). A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, office expenses and interest on the preferred share. Approximately 18% of the Corporation’s expenses (including non-cash interest expense but excluding the impairment of long-lived assets) are in CAD$, with the remaining expenses primarily US$ (80%). Management expects that the percentage of CAD$ expenses will decrease in the future as it adds additional products under the reseller model. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency cash to meet its foreign currency obligations.

Impairment of Long-lived Assets

In 2008, the Corporation recorded total impairment charges of $1,256,447 related to three long-lived assets. At the end of 2008, Management re-evaluated its patent strategy and determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. Some of these included applications in non-core jurisdictions. The Corporation recorded an impairment charge of $584,335 which represented the costs incurred to date in pursuing the patent applications that have now been abandoned.

In addition, the Corporation recorded an impairment charge of $414,396 related to the remaining carrying value of a contract and customer list intangible asset that arose from the MilePoint Inc. business asset acquisition in 2004. This asset was being amortized over the term of the contracts acquired in the acquisition. The remaining carrying value related solely to a contract with one loyalty program partner who discontinued its use of the MilePoint product associated with this contract. Once these products were discontinued by the partner, Management determined the remaining value to be impaired.

Lastly, the Corporation recorded an impairment charge of $257,716 related to website development and technology assets. The impairment related to technical assets for which the Corporation will not continue to fund due to changes in the market place. Changes in the market place were sufficient to indicate impairment to the carrying value.

NON-GAAP MEASURE – EARNINGS (LOSS) BEFORE INTEREST, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management recognizes that the earnings (loss) before interest, amortization, foreign exchange and impairment, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is one of the measures used internally to evaluate performance and a percentage of employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Net Loss to EBITDA

	2008	2007(1)	2006(1)

Net Loss	$(3,555,038)	$(4,136,456)	$(7,230,229)
Add back:
Amortization of property and equipment	1,084,862	1,699,382	1,502,592
Amortization of intangible assets	116,880	706,392	785,498
Amortization of deferred costs	330,731	441,699	469,053
Foreign exchange loss	756,046	518,441	11,043
Interest on preferred shares	516,577	1,091,862	979,050
Interest, loss on short-term investment and capital tax	49,212	46,400	57,605
Interest on convertible debenture	—	—	169,698
Impairment of long-lived assets	1,256,447	—	—

EBITDA	$555,717	$367,720	$(3,255,690)

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

For the fiscal year ended December 31, 2008, the Corporation’s EBITDA was $555,717. This compares with EBITDA of $367,720 for the fiscal year ended December 31, 2007 and EBITDA of negative $3,255,690 for the fiscal year ended December 31, 2006. The increase in EBITDA over 2007 was primarily due to higher transaction volume in 2008 due to new partners and products introduced and organic growth in the business.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS’ EQUITY

Net Loss

The Corporation reported a net loss of $3,555,038 for the fiscal year 2008, compared with a net loss of $4,136,456 for the fiscal year 2007, an improvement of $581,418. In 2007, the net loss improved by $3,093,773 from a net loss of $7,230,229 in 2006. The decrease in net loss versus 2007 can be attributed to revenue growth exceeding the increase in expenses, a decrease in amortization expense and lower interest expense on the preferred shares, partially offset by impairment charges on long-lived assets and the impact of foreign exchange.

Shareholders’ Equity (Deficiency)

Shareholders’ equity increased by $19,376,816 from a deficiency of $7,192,621 at December 31, 2007 to positive $12,184,195 at December 31, 2008. The improvement was as a result of the conversion of the preferred shares in the amount of $20,326,458 and the issuance of new shares of $2,562,928. This was partially offset by share issuance costs of $875,147 and a net loss of $3,555,038 for the year.

Loss Per Share

The Corporation’s loss per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 136,636,629 common shares for the year ended December 31, 2008, compared with 118,307,829 for the year ended December 31, 2007.

The Corporation reported a loss of $0.03 per share for the year ended December 31, 2008 compared with a loss per share of $0.04 for the year ended December 31, 2007 and a loss of $0.07 per share for the year ended December 31, 2006. For the years ended December 31, 2008 and December 31, 2007 the basic and diluted loss per share were the same as the impact of conversions, options and warrants were anti-dilutive.

RESULTS OF OPERATIONS – FOURTH QUARTER 2008

Revenue
	For the three months ended

Revenue	Dec. 31, 2008	Sept. 30, 2008	Dec. 31, 2007(1)

Principal	$19,712,030	$18,304,129	$11,514,034
Commissions	1,774,088	1,871,845	2,744,181
Interest revenue	216,048	216,048	260,872

Total Revenue	$21,702,166	$20,384,350	$14,519,087

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Revenue increased by $1,317,816 or 6% over the third quarter of 2008 and increased by $7,183,079 or 50% over the fourth quarter of 2007. The majority of the growth was a result of a renewed relationship in August 2008 under the reseller model, where the Corporation records revenue as gross. Commission revenue decreased by $97,757 or 5% over the third quarter of 2008 and decreased by $970,093 or 55% over the fourth quarter of 2007 due to the conversion of an existing partner to the reseller model in August 2008.

Expenses

	For the three months ended

General & Administration Expenses	Dec. 31, 2008	Sept. 30, 2008	Dec. 31, 2007(1)

Direct cost of principal revenue	$16,927,620	$15,957,294	$9,514,447
Employment costs(2)	2,894,626	2,880,473	3,083,226
Processing fees and related charges	617,557	716,476	386,598
Marketing and communications	298,157	395,892	350,598
Technology services(3)	198,361	243,556	188,085
Amortization of property and equipment	333,817	314,329	482,146
Amortization of intangible assets	21,250	32,592	157,470
Amortization of deferred costs	7,678	82,333	120,561
Foreign exchange loss	1,440,638	390,932	94,682
Operating expenses(4)	725,030	733,321	787,392

Total	$23,464,734	$21,747,198	$15,165,452

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

(2)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(3)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)	Operating expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

Direct cost of principal revenue increased $970,326 or 6% over the third quarter of 2008 and $7,413,173 over the fourth quarter of 2007. The increase over the third quarter of 2008 and the fourth quarter of 2007 was consistent with growth in principal revenue in the period.

The foreign exchange loss increased $1,049,706 or 269% over the third quarter of 2008 and $1,345,956 or 1422% over the fourth quarter of 2007. In the fourth quarter of 2008, the US dollar strengthened considerably from the end of the third quarter of 2008. This resulted in a significant unrealized foreign exchange loss on the translation of the Corporation’s non-US dollar cash reserves to the year end exchange rate. In comparison, US exchange rates in the third quarter of 2008 and the fourth quarter of 2007 were relatively stable when compared to the current quarter.

Non-GAAP measure – Earnings (loss) before interest, amortization, foreign exchange and impairment (“EBITDA”)

Reconciliation of Net Loss to EBITDA

	For the three months ended

	Dec. 31, 2008	Sept. 30, 2008	Dec. 31, 2007(1)

Net Loss	$(3,027,295)	$(1,372,987)	$(953,892)
Add back:
Amortization of property and equipment	333,817	314,329	482,146
Amortization of intangible assets	21,250	32,592	157,470
Amortization of deferred costs	7,678	82,333	120,561
Foreign exchange loss	1,440,638	390,932	94,682
Interest on preferred shares	—	—	298,024
Interest, loss on short-term investment and capital tax	8,280	10,139	9,503
Impairment of long-lived assets	1,256,447	—	—

EBITDA	$40,815	$(542,662)	$208,494

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

EBITDA is a non-GAAP measure used by the Corporation. For a complete explanation, see “Non-GAAP measure – Earnings (loss) before interest, amortization, foreign exchange and impairment (“EBITDA”),” on page 16 hereof.

For the three months ended December 31, 2008, the Corporation’s EBITDA was $40,815, an increase of $583,477 over the third quarter of 2008 and a decrease of $167,679 over the fourth quarter of 2007. The sequential quarter increase was due to lower general and administrative costs in the fourth quarter.

Net Loss

The Corporation reported a net loss of $3,027,295 for the fourth quarter of 2008, compared with a net loss of $1,372,987 in the third quarter of 2008 and a net loss of $953,892 for the fourth quarter of 2007. The $1,654,308 increase in net loss over the third quarter of 2008 and $2,073,403 increase in net loss from the fourth quarter of 2007 were primarily due to $1,256,447 in impairment charges recorded in the fourth quarter of 2008 (for additional information, see “Impairment of Long-lived Assets” on page 15 hereof) and an increased foreign exchange loss.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation’s ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation’s current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization, foreign exchange, and impairment is seen by management as a key indicator of the change in the liquidity of Points’ operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Ecommerce Services and to Points.com, revenue is expected to grow, resulting in increased liquidity.

Current Assets

The Corporation had current assets of $35,805,119 at December 31, 2008, compared to $41,630,326 at December 31, 2007.

As at December 31,	2008	2007(1)

Cash and cash equivalents	$22,854,494	$21,535,978
Funds receivable from payment processor	5,065,722	5,126,499
Short-term investments	791,880	7,405,499
Security deposits	2,249,582	1,561,175
Accounts receivable	2,447,525	3,353,656
Current portion of future income tax assets	600,815	600,815
Current portion of deferred costs	246,772	279,355
Prepaids and sundry assets	1,548,329	1,767,349

Total Current Assets	$35,805,119	$41,630,326

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Current assets decreased by $5,825,207 as at December 31, 2008 when compared to December 31, 2007. This was primarily due to a $4,667,473 decrease in total cash and cash equivalents, funds receivable from payment processors, short-term investments, and security deposits which was primarily due to the timing of payments with certain loyalty program partners. The Corporation experienced an offsetting decrease in the payable to loyalty program partners balance - see “Current Liabilities” on page 21 hereof.

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with the growth in revenue; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation’s business and the corresponding cash flows.

Ability to Fund Future Growth

For the year ended December 31, 2008, cash flows used in operating activities after changes in non-cash balances related to operations were $4,551,478 compared to cash flows provided by operating activities of $11,377,640 for the year ended December 31, 2007. Current year operating cash flows were impacted by the timing of payments with certain loyalty program partners.

The Corporation expects to generate positive cash flows from operations in 2009 by achieving positive EBITDA and continuing to grow the Corporation’s business through new Ecommerce Services products and growth of existing products.

Property and Equipment

The Corporation reported a decrease in net book value of property and equipment in the year ended December 31, 2008 due to amortization exceeding the additions during the period and an impairment charge of $257,716 related to website development and technology assets. Additions of $651,375 in 2008 include capitalized employment costs for two new Points.com products and costs related to furniture and hardware and software purchases during the period. See “Capital Resources – Planned Capital Expenditures” on page 23 hereof for additional information.

As at December 31,	2008	2007(1)

Furniture and equipment	$293,861	$201,790
Computer equipment	315,576	283,364
Software	80,613	204,445
Technology development	517,933	1,114,429
Leasehold improvements	118,597	213,755

Total Property and Equipment	$1,326,580	$2,017,783

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Current Liabilities

Current liabilities at December 31, 2008 were $30,271,057 compared with $35,872,528 at December 31, 2007. The decrease is primarily due to a decrease in partner deposits resulting from the timing of payments with certain loyalty program partners.

As at December 31,	2008	2007(1)

Accounts payable and accrued liabilities	$3,217,409	$3,487,927
Current portion of deferred revenue	1,087,059	1,629,525
Payable to loyalty program partners	25,966,589	30,749,149
Current portion of loan payable	—	5,927

Total Current Liabilities	$30,271,057	$35,872,528

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Funds are collected from the end consumer through the provision of the Ecommerce Services, based on gross transaction value. Funds payable to loyalty program partners include proceeds owed to the partner for agency transactions based on the gross transaction value less the Corporation’s commissions as well as funds payable to loyalty partners in order to pay for the direct cost of principal transactions. As activity increases across all of the Ecommerce Services, the Corporation expects funds payable to loyalty program partners to also increase.

In each period, the accounts payable and accrued liabilities include an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges.

The Corporation has sufficient foreign currency cash to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has decreased from $5,757,798 at December 31, 2007 to $5,534,062 at December 31, 2008. Management expects that, through the growth of its products and its ability to control costs, working capital will continue to improve in 2009. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Long-Term Liabilities and Commitments” below for more information.

Elements of the foregoing table are explained in more detail in the following sections.

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Long-Term Liabilities and Commitments

Future Obligations (US$ 000,000s)

Payments due by period	Total(1)	4 Years or Greater	3 Years	2 Years	1 Year

Operating Leases(2)	$1.51	$0.02	$0.02	$0.58	$0.89
Revenue Commitments(3)	32.31	0.53	0.60	16.19	14.99
Purchase Commitments(4)	0.75	—	—	—	0.75

Total Contractual Obligations	$34.57	$0.55	$0.62	$16.77	$16.63

Notes:

(1)	Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2)	Includes technology services commitments and hardware and software operating leases.

(3)	Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.

(4)	Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

Conversion of Preferred Shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares in capital of the Corporation into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. As a result of the conversion, the Corporation’s liability related to the Series Two preferred share was reduced by $16,200,815 (including accrued interest of $4,097,175) and its liability related to the Series Four preferred share was reduced by $4,125,643 (including accrued interest of $753,597). In total, a $20,326,458 reduction in the liability related to the convertible preferred shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 and the amounts included in income for the year are as follows:

Convertible Preferred Shares

Balance at January 1, 2008	$20,679,073
Interest on preferred shares	516,577
Foreign exchange gain	(869,192)

20,326,458
Conversion of preferred shares	(20,326,458)

Balance at December 31, 2008	$—

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. Assuming that the market price of the common shares remains or rises above the exercise price of these securities, as the case may be, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$607,032. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 546,374 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 11, 2009 (figures in CAD$)

Security Type	Expiry Date	Number	Strike Price	Proceeds

Options	04/21/2009	236,374	1.37	$323,832
Options	08/26/2009	160,000	1.02	163,200
Options	01/24/2010	150,000	0.80	120,000

Total		546,374		$607,032

CAPITAL RESOURCES

Planned Capital Expenditures

Total capital expenditures in 2008 decreased $214,119 from $865,494 in 2007 to $651,375 in 2008. Capital expenditures in 2008 included capitalized development related to website development and technology, furniture and fixture purchases, and acquired hardware and software. 2009 capital expenditures are anticipated to be near 2008 levels, with capitalized development costs expected to make up the majority of the total expenditure. The Corporation will fund 2009 capital expenditures from its working capital.

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 149,820,940 common shares outstanding.

As of the date hereof, the Corporation has outstanding options exercisable to acquire up to 8,489,298 common shares. The options have exercise prices ranging from $0.41 to $2.49 with a weighted average exercise price of $1.25. The expiration dates of the options range from April 21, 2009 to December 15, 2013.

The following table lists the common shares issued and outstanding as at March 11, 2009 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise

Common Shares
Issued & Outstanding	149,820,940

Convertible Securities
Stock options	9,962,749	CAD$11,193,292

Diluted	159,783,689	CAD$11,193,292

Securities Excluded from Calculation
Options available to grant from ESOP(1)	1,224,933

Notes:

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

SUMMARY OF RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in US$.

Income Statement for the year ended December 31, 2008	2008	2007(1)	2006(1)

REVENUE
Principal	$65,482,788	$19,643,412	$2,734,763
Commission	9,193,976	10,031,862	7,382,547
Interest	920,328	689,354	196,204

Total Revenue	75,597,092	30,364,628	10,313,514

GENERAL AND ADMIN EXPENSES
Direct cost of principal revenue	55,786,075	14,390,201	—
Employment costs	11,175,498	8,756,374	7,193,823
Processing fees and related charges	2,931,214	1,505,890	721,564
Marketing and communications	1,259,359	1,543,681	2,306,390
Technology services	882,267	50,298	930,160
Amortization of property and equipment	1,084,862	1,699,382	1,502,592
Amortization of intangible assets	116,880	706,392	785,498
Amortization of deferred costs	330,731	441,699	469,053
Foreign exchange loss	756,046	518,441	11,043
Operating expenses	3,006,962	2,950,464	2,417,266

General and administrative expenses	77,329,894	33,362,822	16,337,389
Interest and other expenses	1,822,236	1,138,262	1,206,354

Net loss	$(3,555,038)	$(4,136,456)	$(7,230,229)

Net loss per share(2)
- basic	$(0.03)	$(0.04)	$(0.07)
- diluted	$(0.03)	$(0.04)	$(0.07)

Weighted average number of shares
- basic	136,636,629	118,307,829	108,258,453
- diluted(2)	137,790,525	149,318,672	138,640,399

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

(2)	For 2008, 2007 and 2006, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants would be anti dilutive.

Balance Sheet as at December 31,	2008	2007(1)

ASSETS
Cash and cash equivalents	$22,854,494	$21,535,978
Funds receivable from payment processors	5,065,722	5,126,499
Short-term investments	791,880	7,405,499
Security deposits	2,249,582	1,561,175
Accounts receivable	2,447,525	3,353,656
Current portion of deferred costs	246,772	279,355
Future income tax assets	600,815	600,815
Prepaid and sundry assets	1,548,329	1,767,349

Current assets	35,805,119	41,630,326

PROPERTY AND EQUIPMENT	1,326,580	2,017,783
INTANGIBLE ASSETS	479,784	1,409,450
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	146,391	483,679
OTHER ASSETS	751,843	—

TOTAL ASSETS	$42,714,472	$49,745,993

LIABILITIES
Accounts payable and accrued liabilities	$3,217,409	$3,487,927
Current portion of deferred revenue	1,087,059	1,629,525
Payable to loyalty program partners	25,966,589	30,749,149
Current portion of loan payable	—	5,927

Current liabilities	30,271,057	35,872,528

DEFERRED REVENUE	259,220	387,013
CONVERTIBLE PREFERRED SHARES	—	20,679,073

TOTAL LIABILITIES	30,530,277	56,938,614

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Accumulated other comprehensive loss	(2,566,230)	(2,566,230)
Accumulated deficit	(49,527,082)	(45,972,044)

	(52,093,312)	(48,538,274)
Capital stock	56,662,421	34,887,258
Warrants	—	25,092
Contributed surplus	7,615,086	6,433,303

TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	12,184,195	(7,192,621)

	$42,714,472	$49,745,993

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

Summary of Quarterly Results (Unaudited)

Quarter ended	Revenue	Net (loss)/Income Restated(1)	(Loss) / Earnings per Share Restated(1)

December 31, 2008	$21,702,166	$(3,027,295)	$(0.02)
September 30, 2008	$20,384,350	$(1,372,987)	$(0.01)
June 30, 2008	$17,299,824	$43,484	$0.00
March 31, 2008	$16,210,752	$801,760	$0.01
December 31, 2007	$14,519,087	$(953,891)	$(0.01)
September 30, 2007	$7,192,027	$(963,779)	$(0.01)
June 30, 2007	$4,193,411	$(1,514,934)	$(0.01)
March 31, 2007	$4,460,103	$(703,852)	$(0.01)
December 31, 2006	$3,177,950	$(713,791)	$(0.01)

Notes:

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 6.

CHANGES IN ACCOUNTING POLICIES

Change in reporting and functional currency

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar. For more information, see “Change In Functional and Reporting Currency” on page 6.

Adoption of new accounting policies

Effective January 1, 2008, the Corporation adopted the recommendations of the CICA Handbook section 3862 “Financial Instruments – Disclosures”; Section 3863 “Financial Instruments – Presentation”; Section 1535 “Capital Disclosures”; and Section 1506 “Accounting Changes”.

Financial Instruments - Disclosures

On January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures” of the CICA Handbook. This section sets out the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity price risk and stock-based compensation costs risk in its financial statements.

Financial Instruments – Presentation

On January 1, 2008, the Corporation adopted Section 3863, “Financial Instruments – Presentation.” This section establishes standards for presentation of financial instruments and non-financial derivatives. The Corporation has presented its financial instruments in accordance with the new recommendations.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. The Corporation has included this information into its consolidated financial statements (including the notes thereon) for the year ended December 31, 2008.

FUTURE ACCOUNTING POLICY CHANGES

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of this Section is to establish recognition, measurement, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Corporation is currently evaluating the impact of the adoption of the above standard on the financial statements.

Financial Statement Concepts

In February 2007, the CICA issued Section 1000, “Financial Statement Concepts”. This Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt this new standard for its fiscal year beginning January 1, 2009. Section 1000 on financial statements concepts removes references to recognition of assets and liabilities solely on the basis of matching of net income items and clarifies timing of expense recognition and the creation of an asset. The Corporation is currently evaluating the impact of the adoption of this new Section on the financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”), confirmed that the changeover to IFRS from Canadian generally accepted accounting principles (“GAAP”) will be required for publicly accountable enterprises’ interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents a change due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Corporation’s reported financial results.

In addition, the International Accounting Standards Board has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

Management has completed an initial evaluation of the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Corporation. The evaluation focused on:

•	A preliminary analysis of all Canadian GAAP to IFRS differences including any IFRS 1 elections

•	Identification of resource requirements

•	Identification of training requirements

•	A draft IFRS Transition Plan

During Q2 2009 a formal IFRS Transition Plan will be established which will include:

•	A formal project structure including project governance

•	An estimate of required resources (combination of internal and/or external)

•	A detailed timeline for fiscal 2009 and 2010

•	A proposed training program

•	A comprehensive analysis of all Canadian GAAP to IFRS differences

•	A comprehensive analysis and selection of all IFRS 1 elections

•	Assessment of impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements

As we execute our IFRS Transition Plan and move from Canadian GAAP to IFRS, our disclosure on accounting differences is expected to increase. We will continue to present our results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS. To accomplish this, in 2010 the Corporation will effectively maintain two parallel books of account.

RISKS AND UNCERTAINTIES

Current Economic Climate

In 2008, the global economy experienced unprecedented volatility. While many stock market indices and commodity prices reached all-time highs in the first half of the year, global credit markets contracted in the latter half, resulting in decreased bank liquidity and a global credit crisis. This crisis led to sharp declines in stock market indices, reduced investor confidence, lower interest rates, volatile foreign exchange markets, high profile bank failures, intervention by governments and central banks in the marketplace, and a general slowdown in global economic activity. While the impact these developments will have on the Corporation’s business cannot be reasonably determined, they could adversely impact the Corporation’s revenues, earnings and cash flow and its ability to attract and retain loyalty program partners.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry in North America. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent upon the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted. The Corporation cannot ensure that such negotiations will not have an adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

For the year ended December 31, 2008, two of the Corporation’s loyalty program partners represented 78% (three loyalty program partners for the year ended December 31, 2007 represented 75%) of the Corporation’s consolidated revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Contractual Performance Commitments

The Corporation, in some of its agreements with loyalty program partners, has made commitments as to the number of points it will process or revenues it will generate for its partners over the term of its agreements. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation’s ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is no guarantee that the Corporation would be able to obtain such financing if needed. The failure to purchase any shortfall under a performance commitment or the failure to obtain necessary financing could have a material adverse effect on the Corporation’s business, revenues, liquidity, operating results and financial condition.

Lack of Profitability

Prior to the first quarter of 2008, the Corporation had never had a profitable quarter in its operating history. The Corporation may not be profitable in future periods.

Limited Financial Resources

The financial resources of the Corporation are limited. If cash flows provided by operations do not remain positive and increase the Corporation’s liquid and unencumbered cash position, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of common shares from treasury, this may result in significant dilution to the holders of the outstanding common shares. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If cash flows provided by the Corporation’s operations do not remain positive and/or adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, meet its liabilities as they become due or otherwise respond to competitive pressures, any of which would have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Liabilities of the Corporation

As at December 31, 2008, the Corporation had outstanding consolidated current liabilities of $30,271,057 and consolidated total liabilities of $30,530,277. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Revenue

Operating revenues are derived from contracts for Ecommerce Services and Points.com participation. This includes revenue in the form of principal revenue, technical development and maintenance fees, commissions and membership fees. Revenue growth is dependent on attracting new loyalty program partners and customers for the Corporation’s business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Ecommerce Services. Competition or other business factors may have a material adverse effect on the Corporation’s ability to grow its revenue.

Competition

There are several companies that compete directly and indirectly with certain products and services offered by the Corporation. Further, new competitors could enter the market at any time, or alliances among competitors could emerge. Many of the Corporation’s existing competitors and potential competitors have significantly greater financial, technical, marketing, service and other resources than the Corporation. The Corporation’s competitors may announce or develop new products, services or enhancements that better meet the needs of customers. As well, competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners, because of competition or other factors. Increased competition may cause price reductions, reduced gross margins and loss of market share. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage potential future growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

Internet Viability and System Infrastructure Reliability Risk

The widespread growth in internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers. The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. The Corporation’s loyalty program partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

Online Advertising

The Corporation currently derives, and intends in the future to derive, a portion of its revenue from online advertising. Many advertisers focus most of their advertising efforts on traditional media. The Corporation’s ability to generate online advertising revenue will depend on a number of factors, including its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for online advertising dollars from other media and changes in the advertising industry and economy generally.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economy or in a particular business sector that represents a significant potential source of Points’ online advertising revenue could adversely affect Points’ ability to generate online advertising revenue. In addition, advertising on the internet may fall out of favour with advertisers. The Corporation’s expense levels are based in part on expectations of future online advertising revenue. Points may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. As well, there is a risk that technologies may be developed that can block the display of advertisements on the Corporation’s web pages. As a result, ad-blocking technology could, in the future, adversely affect Points’ operating results.

Intellectual Property

The Corporation’s success depends in part on its ability to protect its rights in its intellectual property. The Corporation relies upon various intellectual property protections, including patents, copyright, trademarks, trade secrets and contractual provisions to preserve its intellectual property rights. Despite these precautions, it may be possible for third parties to obtain and use the Corporation’s intellectual property without its authorization. Policing unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the Canada or the United States. To protect the Corporation’s intellectual property, the Corporation may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays, materially disrupt the conduct of the Corporation’s business or materially adversely affect its revenues, financial condition or results of operations.

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Privacy and Protection of User Data

The Corporation is subject to laws relating to the collection, use, retention, security and transfer of personally identifiable information about the Corporation’s users, especially for financial information. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and the Corporation’s current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying international requirements could cause the Corporation to incur substantial costs or require the Corporation to change the Corporation’s business practices in a manner adverse to the Corporation’s business. In addition, the Corporation has and posts on the Corporation’s websites the Corporation’s own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by the Corporation to comply with the Corporation’s posted privacy policies or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against the Corporation by governmental entities or others, subject the Corporation to significant penalties and negative publicity and materially adversely affect the Corporation. In addition, the Corporation is subject to the possibility of security breaches, which themselves may result in a violation of these laws. As well, a substantial data breach could significantly harm the Corporation’s business, damage the Corporation’s reputation, expose it to a risk of loss or litigation and possible liability and/or cause customers and potential customers to lose confidence in the Corporation’s security, which would have a negative effect on the value of the Corporation’s brands. These and other privacy and security developments that are difficult to anticipate could materially adversely affect the Corporation’s business, revenues, operating results and financial condition.

Dependence upon Key Personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Foreign Exchange

As of January 1, 2008, the Corporation changed its reporting currency from Canadian dollars to U.S. dollars. The U.S. dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rates of world currencies could have a material adverse effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

In 2008, currency markets experienced unprecedented levels of volatility as a fall out from recent turbulence in the financial markets, particularly in the third quarter. As at December 31, 2008, foreign currencies had weakened considerably in relation to the US dollar since the end of the third quarter. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening US dollar will lead to a FX loss. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation’s income and other comprehensive income by $672,117.

Credit Risk

The Corporation’s term deposits expose the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Ecommerce Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Interest rate risk

The Corporation’s short-term investments subject the Corporation to interest rate risk. The Corporation’s exposure to interest rate risk is limited to the interest revenue that would be earned on cash invested in short-term investments and term deposits. Interest revenue earned in 2008 was $920,328 (2007 - $689,354). The global credit crisis in 2008 resulted in a decline in short-term interest rates in Canada and the United States in an effort by the Bank of Canada and US Federal Reserve to spur economic activity. While it is anticipated that the decline in short-term interest rates will adversely impact interest revenue in 2009, Management does not believe that the results of operations or cash flows of the Corporation will be affected to any significant degree.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty program partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse affect on the Corporation’s business, operating results and financial condition.

Goodwill

The Corporation accounts for goodwill in accordance with CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, which, among other things, requires that goodwill be tested for impairment at least annually. Although the results of the Corporation’s testing for the year ended December 31, 2008 indicated no evidence of impairment, should the fair value of the Corporation’s net assets, determined by the Corporation’s market capitalization, be less than the carrying value of the Corporation’s net assets at future annual impairment test dates, the Corporation may have to recognize goodwill impairment losses in the Corporation’s future results of operations. This could impair the Corporation’s ability to achieve or maintain profitability in the future.

U.S. and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules and other applicable securities legislation, may cause the Corporation to incur increased costs as it evaluates the implications of new rules and responds to new requirements. Delays, or a failure to comply with the new laws, rules and regulations, could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on its Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404. The Corporation’s registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting. Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal controls over financial reporting are identified.

During the first quarter of 2008, the Corporation completed the remediation of the material weakness in internal control over financial reporting identified as at December 31, 2007 (and disclosed in the Corporation’s Annual Report). While Management believes that the remediation plan has successfully remediated the material weakness, there can be no assurance that the Corporation will continue to maintain effective internal controls over its financial reporting in the future. Failure to maintain adequate controls can give rise to the possibility of errors or omissions occurring or misrepresentations in the Corporation’s disclosures which could have a material adverse effect on the Corporation’s business, its financial statements, and the value of the common shares.

Stock Volatility

The market price for the Common Shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the common shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the common shares.

Although the common shares are listed and traded in Canada on the TSX and quoted in the United States on the Over the Counter Bulletin Board, there may from time to time not be a liquid market in the common shares.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The 2008 audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the board of directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The board carries out this responsibility principally through it’s audit committee.

The audit committee is appointed by the board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The audit committee reviews the Corporation’s annual consolidated financial statements, the external report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting difference, auditor’s report and other information in the Annual Report. The committee reports findings to the board for consideration by the board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP has full and free access to the audit committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission (“SEC”)) as of December 31, 2008. Based on that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined in 240.13a-15(f) or 240.15d-15(f) is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2008, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche LLP, the Corporation’s Independent Registered Chartered Accountants, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the first quarter of 2008, the Corporation completed the remediation of the material weakness in internal control over financial reporting identified as of December 31, 2007 (and disclosed in the Corporation’s 2007 Annual Report), which resulted from untimely in-depth involvement of external advisors to supplement the corporation’s lack of knowledge of generally accepted accounting principles, in particular with respect to complex revenue recognition matters associated with upfront contract initiation fees in prior years. In connection with the remediation, the Corporation has implemented enhanced processes to a) identify internally transactions involving upfront contract initiation fees occurring during a reporting period and b) assess the accounting treatment to be used in connection with those transactions. In addition, the Corporation has engaged the services of external consultants, independent of the Corporation’s external auditors, to provide additional advice and technical expertise relating to its accounting interpretations on a timely basis. With the implementation of these corrective actions, management continues to believe that the material weakness has been remediated.

Management believes the Corporation has the sufficient qualified personnel with an appropriate level of knowledge and experience in the application of GAAP to exercise proper oversight over its financial reporting function and address the requirements of its normal financial accounting and reporting needs. As well, the use of external advisors to provide support and technical expertise in complex accounting issues will further reinforce disclosure controls and procedures and internal controls over financial reporting.

There have been no changes in the Corporation’s internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Rob MacLean	Anthony Lam
Chief Executive Officer	Chief Financial Officer

March 11, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POINTS INTERNATIONAL LTD.

We have audited the internal control over financial reporting of Points International Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 20, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants Licensed Public Accountants Toronto, Canada February 20, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POINTS INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants Licensed Public Accountants Toronto, Canada February 20, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(q) to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated February 20, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants Licensed Public Accountants Toronto, Canada February 20, 2009

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

AS AT	December 31, 2008	Restated (Note 1) December 31, 2007

ASSETS
CURRENT
Cash and cash equivalents (Note 4)	$22,854,494	$21,535,978
Funds receivable from payment processors (Note 5)	5,065,722	5,126,499
Short-term investments (Note 6)	791,880	7,405,499
Security deposits (Note 7)	2,249,582	1,561,175
Accounts receivable (Note 8)	2,447,525	3,353,656
Future income tax assets (Note 25)	600,815	600,815
Current portion of deferred costs (Note 12)	246,772	279,355
Prepaid and sundry assets	1,548,329	1,767,349

	35,805,119	41,630,326

PROPERTY AND EQUIPMENT (Note 9)	1,326,580	2,017,783
INTANGIBLE ASSETS (Note 10)	479,784	1,409,450
GOODWILL (Note 11)	4,204,755	4,204,755
DEFERRED COSTS (Note 12)	146,391	483,679
OTHER ASSETS (Note 13)	751,843	—

	6,909,353	8,115,667

	$42,714,472	$49,745,993

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,217,409	$3,487,927
Current portion of deferred revenue	1,087,059	1,629,525
Payable to loyalty program partners	25,966,589	30,749,149
Current portion of loan payable (Note 14)	—	5,927

	30,271,057	35,872,528

DEFERRED REVENUE	259,220	387,013
CONVERTIBLE PREFERRED SHARES (Note 15)	—	20,679,073

	30,530,277	56,938,614

SHAREHOLDERS’ EQUITY (DEFICIENCY)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
ACCUMULATED DEFICIT	(49,527,082)	(45,972,044)

	(52,093,312)	(48,538,274)

CAPITAL STOCK (Note 16)	56,662,421	34,887,258
WARRANTS (Note 17)	—	25,092
CONTRIBUTED SURPLUS (Note 18)	7,615,086	6,433,303

	12,184,195	(7,192,621)

	$42,714,472	$49,745,993

APPROVED ON BEHALF OF THE BOARD:

	Stephen K. Bannon Chairman	Rob MacLean Director

See Accompanying Notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2008	Restated (Note 1) 2007

REVENUE
Principal	$65,482,788	$19,643,412
Commission	9,193,976	10,031,862
Interest	920,328	689,354

	75,597,092	30,364,628

GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	55,786,075	14,390,201
Employment costs	11,175,498	8,756,374
Processing fees and related charges	2,931,214	1,505,890
Marketing and communications	1,259,359	1,543,681
Technology services	882,267	850,298
Amortization of property and equipment	1,084,862	1,699,382
Amortization of intangible assets	116,880	706,392
Amortization of deferred costs	330,731	441,699
Foreign exchange loss	756,046	518,441
Operating expenses (Note 19)	3,006,962	2,950,464

	77,329,894	33,362,822

OPERATING LOSS – before undernoted	(1,732,802)	(2,998,194)

OTHER EXPENSES
Interest on preferred shares	516,577	1,091,862
Interest and other charges	49,212	46,400
Impairment of long-lived assets (Note 20)	1,256,447	—

	1,822,236	1,138,262

NET LOSS	$(3,555,038)	$(4,136,456)

LOSS PER SHARE (Note 21)
Basic	$(0.03)	$(0.04)
Diluted	$(0.03)	$(0.04)

DEFICIT – Beginning of year	$(45,972,044)	$(41,835,588)
NET LOSS	(3,555,038)	(4,136,456)

DEFICIT – End of year	$(49,527,082)	$(45,972,044)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(Expressed in United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2008	Restated (Note 1) 2007

COMPREHENSIVE LOSS
Net loss for the year	$(3,555,038)	$(4,136,456)
Foreign currency translation adjustment	—	(981,714)

Comprehensive loss	$(3,555,038)	$(5,118,170)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance - Beginning of year	$(2,566,230)	$(1,584,516)
Foreign currency translation adjustment	—	(981,714)

Balance – End of year	$(2,566,230)	$(2,566,230)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2008	Restated (Note 1) 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,555,038)	$(4,136,456)

Items not affecting cash
Amortization of property and equipment	1,084,862	1,699,382
Amortization of deferred costs	330,731	441,699
Amortization of intangible assets	116,880	706,392
Foreign exchange loss on non-cash items	988,640	4,900,924
Employee stock option expense (Note 17)	647,942	544,870
Interest on Series Two and Four preferred Shares	516,577	1,091,862
Impairment of long-lived assets	1,256,447	—
Changes in non-cash balances related to operations (Note 22(a))	(5,938,519)	6,128,967

CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(4,551,478)	11,377,640

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(651,375)	(865,494)
Additions to intangible assets	(185,945)	(160,885)
Purchase of short-term investments	(4,975,494)	(7,405,499)
Sale of short-term investments	11,589,113	—

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	5,776,299	(8,431,878)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments (Note 14)	(5,927)	(27,341)
Share issuance on capital transaction (Note 16)	1,687,781	—
Issuance of capital stock on exercise of stock options and warrants (Note 16)	269,673	1,372,473

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,951,527	1,345,132

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(1,857,832)	305,363

INCREASE IN CASH AND CASH EQUIVALENTS	1,318,516	4,596,257

CASH AND CASH EQUIVALENTS – Beginning of the year	21,535,978	16,939,721

CASH AND CASH EQUIVALENTS – End of the year	$22,854,494	$21,535,978

Supplemental Information
Interest Received	$946,634	$647,735
Interest Paid	$1,591	$4,075

See Accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Expressed in United States dollars)

1.	BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the “Corporation” or the “Company”) include the financial position, results of operations and cash flows of the Corporation and its wholly-owned subsidiaries, Points.com Holdings Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly-owned subsidiary, Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal.

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the US dollar (US$). The change in functional currency reflects the fact that the Corporation now conducts the majority of its business transactions in US$. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD$). The Corporation also changed its reporting currency to the US dollar. In making this change in reporting currency, the Corporation followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC - 130. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 29 describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

	a)	Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2008 and 2007 and the revenues and expenses reported for the years then ended. On an ongoing basis, the Corporation evaluates its estimates, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), income taxes, stock-based compensation, revenue recognition, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

	b)	Revenue recognition

The Corporation’s revenue is categorized as principal, commission, and interest and is generated through the technology services provided to loyalty program partners. Revenue is recognized when evidence of an arrangement exists, the fee is fixed or determinable, services have been provided, and collection of the receivable is reasonably assured.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees are the up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded in accordance with Abstract 142 of the Emerging Issues Committee (“EIC-142”) of The Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Revenue Arrangements with Multiple Deliverables”. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(ii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized on a percentage of completion basis.

(iii)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as a principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes substantive credit and inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Related costs are recorded as part of direct costs of principal revenue.

(iv)

Loyalty program sign-up fees are charged to loyalty program partners at the commencement of a business relationship to gain access to the Corporation’s proprietary Points.com web portal. This portal allows the end-consumers of loyalty programs to register and track the programs they participate in and allows them to transact loyalty currency in ways that are not possible within the core programs of the loyalty programs. The Corporation earns ongoing revenue from the ongoing transactions over the term of the contract. As such, in accordance with EIC-142, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(v)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the term of the contract. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

(vi)

Management fees are charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation. This revenue is recognized over the period that the service is provided.

(vii)

Membership support revenue relates to fees charged to end-consumers who have subscribed for an upgraded membership on the points.com web portal which gives them access to telephone support, exclusive contest access and additional bonus loyalty currency. Memberships are sold either on a monthly or annual basis. Revenue is recognized evenly over the term of the membership.

Commission Revenue

Commission revenue is a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Commission revenue is recorded on a net basis.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, with original or remaining maturity dates of three months or less when purchased, and are carried at cost which approximates their fair value because of the short-term nature of the instruments. These include cash and term deposits.

d)	Funds receivable from payment processors

Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation.

e)	Short-term investments

Short-term investments consist of highly liquid investments (term deposits) with original maturity dates between three and twelve months, are classified as held to maturity, and are carried at amortized cost using the effective interest method. At the balance sheet dates, amortized cost approximated market value.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is based on the estimated useful lives of the assets using the methods and annual rates as follows:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	straight-line over 3 years
Website development and technology	straight-line over 3 years
Leasehold improvements	straight-line over the lease term

In accordance with CICA Handbook Section 3063, “Impairment of long-lived assets,” the Corporation reviews its fixed assets for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If the fair value is less than the carrying amount of the asset, an impairment charge is recognized for the difference.

g)	Intangible assets

Patents will be amortized over the useful life of the patent, commencing when the patents have been granted. As of December 31, 2008, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

The fair value of the contract-based intangible assets acquired as part of the Corporation’s acquisition of the business assets of MilePoint, Inc. (see Note 10) are amortized over the estimated useful lives of the related contracts.

For finite lived intangible assets, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived intangible asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an “impairment charge” at that time.

The Corporation tests its’ indefinite lived intangible assets for impairment at least annually, to determine whether the carrying value exceeds the fair value. If it is determined that an impairment exists, such impairment is charged to income at that time.

h)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment at least annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

i)	Deferred costs

In relation to the Corporation’s technology design and development revenue and loyalty program sign up fees involving revenue arrangements with multiple deliverables, the Corporation incurs direct upfront contract revenue initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement.

Direct costs associated with securing key loyalty program partner relationships are deferred and amortized over the expected life of the partner agreement.

j)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts collected through ecommerce services for retailing, wholesaling and other loyalty currency services. The majority of these amounts are payable to the loyalty program partners within 45 days.

k)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and amortized over the expected life of the partner agreement. Deferred revenue also includes proceeds for mileage, where the issuance of this mileage to loyalty program members occurs at a later date. Deferred revenue also includes membership fees for services to be provided over a future period. This revenue is amortized over the membership term.

l)	Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated into United States dollars at exchange rates prevailing at the balance sheet date for monetary items. Revenue and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and are included in net earnings.

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into the Corporation’s reporting currency, the United States dollar, at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average exchange rates prevailing during the year except for amortization, which is translated at the rates of exchange applicable to the related assets.

m)	Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

The Corporation provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

n)	Earnings per share

The Corporation uses the treasury stock and if-converted method to calculate diluted earnings per share.

Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options and warrants, and conversion of preferred shares, as if the events had occurred at the beginning of the period or at a time of issuance, if later.

o)	Stock-based compensation

Employees

The Corporation has a stock option plan for directors, officers and employees. The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital with the related portion previously added to contributed surplus when the compensation costs were charged to earnings.

Non-employees

For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

p)	Financial instruments

Financial instruments are classified into one of the following five categories: held-for-trading (assets or liabilities), available-for-sale investments, loans and receivables, held-to-maturity, and other financial liabilities. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument.

Held-for-trading (assets or liabilities)

This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. They are carried in the balance sheet at fair value with changes in fair value recognized in the statements of operations.

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. They are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Available-for-sale investments

Non-derivative financial assets not included in the above categories are classified as available-for-sale and comprise certain investments in equity instruments, including the Company’s investments in private companies. When the financial instruments have a quoted market price in an active market, they are carried at fair value with changes in fair value recognized as a separate component of other comprehensive income. When they do not have a quoted market price in an active market, they are carried at cost. Where a decline in the fair value is determined to be other than temporary, the amount of the loss is removed from accumulated other comprehensive income and recognized in the statements of operations.

Other financial liabilities

Other financial liabilities includes all financial liabilities other than those classified as held-for-trading and comprise trade payables, other short-term monetary liabilities, and the debt element of convertible debt. These liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

The Corporation’s financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Funds receivable from payment processors	Loans and receivables	Amortized cost
Short-term investments	Held-to-maturity	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Payable to loyalty program partners	Other liabilities	Amortized cost
Loan payable	Other liabilities	Amortized cost
Convertible preferred shares	Other liabilities	Amortized cost

q)	Adoption of new accounting policies

Financial Instruments: Disclosures

On January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures” of the CICA Handbook.

This Section sets out the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, “Financial Instruments – Recognition and Measurement,” 3863, “Financial Instruments – Presentation” and 3865, “Hedges.” The adoption of this Section requires that the Corporation now present sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity price risk and stock-based compensation costs risk. Comparative information about the nature and extent of risks arising from financial instruments has not been disclosed as such disclosure is not required in the year Section 3862 is adopted.

Financial Instruments: Presentation

On January 1, 2008, the Corporation adopted Section 3863, “Financial Instruments – Presentation.” This Section establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 24, Financial Instruments.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures.” This Section established standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. This information is provided in Note 23, Capital Disclosures.

Accounting Changes

On January 1, 2008, the Corporation adopted the revised version of Section 1506, “Accounting Changes.” This Section establishes criteria for changing accounting policies and treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of this Section had no impact on the Corporation.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of this Section is to establish standards for the recognition, measurement, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Corporation is currently evaluating the impact of the adoption of the above standard on the financial statements.

Financial Statement Concepts

In February 2007, the CICA issued Section 1000, “Financial Statement Concepts”. This Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt this new standard for its fiscal year beginning January 1, 2009. Section 1000 on financial statements concepts removes references to recognition of assets and liabilities solely on the basis of matching of net income items and clarifies timing of expense recognition and the creation of an asset. The Corporation is currently evaluating the impact of the adoption of this new Section on the financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) of the CICA affirmed its intention to replace Canadian GAAP with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the new standard will apply to the Corporation effective for the year commencing January 1, 2011. While the Corporation has started to assess the adoption of IFRS for 2011, the impact to the balance sheet and ongoing results of operations resulting from the transition to IFRS cannot be reasonably estimated at this time.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of:

	2008	2007

Cash	$22,854,494	$6,637,565
Term deposits	—	14,898,413

	$22,854,494	$21,535,978

5.	FUNDS RECEIVABLE FROM PAYMENT PROCESSORS

Funds receivable from payment processors are funds due from the Corporation’s credit card processors. These funds represent amounts collected from customers and are typically deposited directly to the Corporation’s bank account within 3 business days from the date of sale.

6.	SHORT-TERM INVESTMENTS

As at December 31, 2008, the balance was comprised of $307,681 (2007 – $7,305,499) in term deposits with original maturity dates between 3 months and 12 months, and $484,199 (2007 – $100,000) deposited with the Corporation’s bank as collateral for a commercial letter of credit issued in accordance with the terms of a business arrangement. The interest rate on the short-term investments at year end was 2.07% per annum (December 31, 2007 – 5.31%).

7.	SECURITY DEPOSITS

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over six months.

8.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and the technology design and development fees. The amount is presented net of an allowance for doubtful accounts. The allowance was $63,256 at December 31, 2008 (December 31, 2007 - $73,728).

9.	PROPERTY AND EQUIPMENT

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount

Furniture and equipment	$718,637	$424,775	$293,861
Computer equipment	1,037,869	722,293	315,576
Software	1,441,144	1,360,532	80,613
Website development & technology	8,386,300	7,868,367	517,933
Leasehold improvements	889,096	770,499	118,597

	$12,473,046	$11,146,466	$1,326,580

		Accumulated	Net Carrying
2007	Cost	Amortization	Amount

Furniture and equipment	$543,211	$341,421	$201,790
Computer equipment	872,168	588,804	283,364
Software	1,376,629	1,172,184	204,445
Website development & technology	8,479,872	7,365,443	1,114,429
Leasehold improvements	845,639	631,884	213,755

	$12,117,519	$10,099,736	$2,017,783

In December 2008, the Corporation recorded an impairment charge of $257,716 related to website development and technology assets. The impairment charge is related to technical assets for which the Corporation will not continue to fund. Changes in the marketplace were sufficient to indicate impairment to the carrying value. The Corporation’s approach in determining the recoverable amount utilized a discounted cash flow methodology, which involved making estimates and assumptions regarding revenue growth, operating margins, and discount rates. These estimates may differ from actual results of operations and cash flows. In the Consolidated Statements of Operations, the impairment charge is included in the Impairment of long-lived assets line (see Note 20).

10.	INTANGIBLE ASSETS

Intangible assets of $479,784 (2007 - $1,409,450) are comprised of finite lived assets and indefinite lived intangible assets.

	a)	Finite lived intangible assets

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount

Patents	$402,507	$—	$402,507
MilePoint contracts and customer list	3,445,074	3,445,074	—

	$3,847,581	$3,445,074	$402,507

		Accumulated	Net Carrying
2007	Cost	Amortization	Amount
Patents	$802,929	$—	$802,929
MilePoint contracts and customer list	3,859,470	3,328,191	531,279

	$4,662,399	$3,328,191	$1,334,208

The Corporation has several patent applications pending approval that relate directly to the process and technology that run the Corporation’s current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. As part of the acquisition, the Corporation acquired the customer list and contracts between MilePoint and certain loyalty program partners for the operation of technology solutions. The fair value assigned to the contracts and customer list at the time of acquisition was $3,859,470. The useful life of the MilePoint contracts and customer list is finite and amortization is on a straight-line basis over the remaining term of the contracts.

For finite lived assets, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived asset cannot be recovered from undiscounted future cash flows, an appropriate amount will be charged to income as an “impairment charge” at that time.

In December 2008, the Corporation recorded an impairment charge of $414,396 related to the remaining carrying value of its MilePoint contracts and customer list asset. The remaining carrying value related solely to a contract with one loyalty program partner. The partner discontinued its use of the products associated with this contract, which was sufficient to suggest impairment. Management determined that it would be unable to recover the remaining carrying value of the asset since no future cash flows could be attributed to the asset. The impairment charge is included in the Impairment of long-lived assets line (see Note 20) in the Consolidated Statements of Operations.

In December 2008, Management re-evaluated its patent strategy. Management determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. The Corporation recorded an impairment charge of $584,335 which represented the costs incurred in pursuing the patent applications that have now been abandoned. The impairment charge is included in the Impairment of long-lived assets line (see Note 20) in the Consolidated Statements of Operations.

	b)	Indefinite lived intangible assets

The Corporation holds several trademark registrations in Canada and the United States. The carrying amounts of $77,277 (December 31, 2007 – $75,242) are representative of actual costs incurred to date in registering trademarks. Registered trademarks have an indefinite life and will not be amortized unless it is determined that they have become impaired.

The Corporation tests its indefinite lived assets for impairment at least annually to determine whether the carrying value exceeds the fair value. If it is determined that an impairment exists, such impairment is charged to income at that time. As at December 31, 2008, there has been no impairment.

11.	GOODWILL

Goodwill of $4,204,755 (2007 – $4,204,755) relates entirely to the excess of the purchase price over the fair values of the business assets of MilePoint, Inc. acquired in 2004 (see Note 10). In accordance with the CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, a valuation of the goodwill occurs annually at year end. As at December 31, 2008, there has been no impairment.

12.	DEFERRED COSTS

Deferred costs include the following: (1) direct upfront contract initiation costs associated with website application design and development revenues; and (2) direct partner relationship costs, which relate to the issuance of shares by the Corporation to a key loyalty program partner to secure the relationship.

Upfront contract initiation costs relate to the Corporation’s partner sign-up and technology design and development revenues involving arrangements with multiple deliverables and are deferred and recognized over the expected life of the agreement. Direct partner relationship costs are amortized over the expected benefit period of this relationship.

The current portion of deferred costs include the following:

Current portion of deferred costs	2008	2007

Upfront contract initiation costs	$246,772	$279,355

Non-current deferred costs are comprised of the following:

Non-current deferred costs	2008	2007

Upfront contract initiation costs	$144,762	$151,317
Partner relationship costs	1,629	332,362

Total	$146,391	$483,679

13.	OTHER ASSETS

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities. The current portion of this asset is recorded under the Prepaid and sundry assets line. The partial classification of the reward currencies as non-current in 2008 represents a change in the estimate of the projected use of these currencies.

14.	LOAN PAYABLE

In August 2004, the Corporation entered into an agreement with its landlord, whereby the landlord loaned the Corporation CAD$107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan was repayable over 43 months and bore an interest rate of 10% per annum. The Corporation repaid the remainder of the loan of $5,927 in February 2008.

15.	CONVERTIBLE PREFERRED SHARES

	a)	Series Two preferred share

In 2003, the Corporation issued one Series Two preferred share for aggregate consideration of CAD$12,400,000. The Series Two preferred share was a voting, convertible share and ranked equally with the Series One preferred share, the Series Three preferred share, the Series Four preferred share and the Series Five preferred share, and in priority to the common shares. The Series Two preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 24,028,016 common shares subject to adjustment in accordance with its anti-dilution protection provisions (the “Underlying Shares”).

If not converted, the Series Two preferred share would have been redeemed on March 31, 2013 for the greater of CAD$12,400,000 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Two preferred share and the market value of the common shares into which the Series Two preferred share could then be converted.

On June 11, 2008, the holder of the Series Two preferred share exercised its right to convert the Series Two preferred share into 24,028,016 common shares of the Corporation (See Note 16 (a)).

	b)	Series Four preferred share

In 2005, the Corporation issued one Series Four preferred share for aggregate cash consideration of CAD$3,454,611.

The Series Four preferred share was a voting, convertible share and ranked equally with the Series One Preferred Share, the Series Two preferred share, the Series Three preferred share and the Series Five preferred share, and in priority to the Common Shares. The Series Four preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 5,411,434 common shares, subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four preferred share were identical to the Series Two preferred share.

If not converted, the Series Four preferred share would have been redeemed by the Corporation on March 31, 2013 for the greater of CAD$3,454,611 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Four preferred share and the market value of the common shares into which the Series Four preferred share could then be converted.

On June 11, 2008, the holder of the Series Four preferred share exercised its right to convert the Series Four preferred share into 5,411,434 common shares of the Corporation (See Note 16 (a)).

16.	CAPITAL STOCK

Authorized

Unlimited common shares
1 Series Two preferred share
1 Series Three preferred share
1 Series Four preferred share
1 Series Five preferred share

Issued

The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Cash Proceeds	Amount

Balance January 1, 2007	114,204,189	$—	$32,464,188

Issued on exercise of stock options (i)	1,224,434	723,189	983,485
Issued in exchange for property (shares in subsidiary) (ii)	3,834,114	48,905	711,678
Issued on exercise of warrants (iii)	757,378	600,379	727,907

Balance December 31, 2007	120,020,115	1,372,473	34,887,258

Conversion of preferred shares (iv)	29,439,450	—	20,326,458
Share surrender and cancellation (v)	(1,591,322)	—	(586,880)
Shares issued (vi)	1,591,322	2,562,928	2,562,928
Share issuance costs (vii)		(875,147)	(875,147)
Exercise of stock options (viii)	212,505	147,773	200,812
Exercise of warrants (ix)	148,870	121,900	146,992

Balance December 31, 2008	149,820,940	$1,957,454	$56,662,421

(i)	1,224,434 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from CAD$0.22 to CAD$1.37 per share.

(ii)

1,531,257 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair value for 3,834,114 of the Corporation’s common shares.

(iii)	757,378 common share purchase warrants (valued at CAD$156,020), issued in connection with the IAC/InterActiveCorp financing, were exercised for consideration of CAD$628,624.

(iv)

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively.

(v)	On June 11, 2008, immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation.

(vi)	On June 11, 2008, the Corporation issued 1,591,322 new common shares from treasury at CAD$1.65 per share to the syndicate of underwriters.

(vii)	Share issuance costs of $875,147 were incurred by the Corporation related to all capital transactions on June 11, 2008.

(viii)	212,505 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from CAD$0.22 to CAD$1.01 per share.

(ix)	On April 1, 2008, the remaining 148,780 warrants were exercised in full at a price of CAD$0.83 per share.

Capital Transactions

On June 11, 2008, the holder of the Series Two and Series Four preferred shares converted its preferred shares into common shares of the Corporation and entered into a secondary market transaction with a syndicate of underwriters to sell its holdings in the Corporation through a financing transaction. Under the terms of the Series Two and Series Four preferred shares, the Corporation was required to cooperate with any financing activity led by the holders. This included management time to assist with marketing and sale of common shares. The pricing set by the syndicate before transaction costs was $1.65 CAD per share. Total share issuance costs incurred by the Corporation, related to all capital transactions, were $875,147.

The following summarizes the transactions that took place related to this conversion.

a)	Conversion of preferred shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. As a result of the conversion, the Corporation’s liability related to the Series Two preferred share was reduced by $16,200,815 (including accrued interest of $4,097,175) and its liability related to the Series Four preferred share was reduced by $4,125,643 (including accrued interest of $753,597). In total, a $20,326,458 reduction in the liability related to the convertible preferred shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 to the date of conversion and the amounts included in income for the year are as follows:

Convertible preferred shares

Balance at January 1, 2008	$20,679,073
Interest on preferred shares	516,577
Foreign exchange gain	(869,192)

Balance at June 11, 2008	20,326,458
Conversion of preferred shares	(20,326,458)

Balance at December 31, 2008	$—

b)	Share surrender and cancellation

Immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation. The stated value of the shares cancelled was calculated at the average amount of the shares in capital stock and amounted to $586,880. Share capital was reduced by this amount and an equal amount was credited to contributed surplus to account for this transaction.

c)	Issuance of common shares

As part of the financing transaction, the Corporation issued 1,591,322 new common shares from treasury, at $1.65 CAD to the syndicate of underwriters. As a result, before share issuance costs, the share capital of the Corporation was increased by $2,562,928.

Share transactions on June 11, 2008	Number of shares		Amount in US$

	Preferred	Common	Preferred	Common	Contributed Surplus

Conversion of Series Two preferred share	(1)	24,028,016	$(16,200,815)	$16,200,815	$—
Conversion of Series Four preferred share	(1)	5,411,434	(4,125,643)	4,125,643	—
Surrender and cancellation of common shares	—	(1,591,322)	—	(586,880)	586,880
Stock issued from treasury at $1.65 CAD	—	1,591,322	—	2,562,928	—
Share issue costs	—	—	—	(875,147)	—

Total	(2)	29,439,450	$(20,326,458)	$21,427,359	$586,880

17.	OPTIONS AND WARRANTS

	a)	Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire five years from the grant date. The 2007 exceptions to the three-year vesting period consist of 100,000 options which vested upon grant and 600,000 options which vest based on performance criteria and expire five years from the grant date. In 2008, the shareholders of the Corporation approved an increase in the maximum number of issuable shares under the stock option plan from 14,058,406 to 18,000,000.

	2008	2007

Options authorized by shareholders	18,000,000	14,058,406
Less: options exercised	(6,812,318)	(6,599,813)

Net options authorized	11,187,682	7,458,593
Less: options issued & outstanding	(8,494,298)	(7,202,541)

Options available to grant	2,693,384	256,052

b)	Stock options

Stock-based compensation plan

At December 31, 2008, the Corporation had one stock-based compensation plan, which is described above. The Corporation accounts for stock options granted under this plan in accordance with the fair value based method of accounting for stock-based compensation. The estimated fair value of the options that are ultimately expected to vest is recorded over the option’s vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. The compensation cost that has been charged against income and included in employment costs for this plan is $647,942 for 2008 ($544,870 for 2007).

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in years 2004 to 2008 respectively: dividend yield of nil for all five years; expected volatility is calculated for each grant date and has ranged from 29% to 64%, risk-free interest rate has ranged from 1.8% to 4.4% with an expected life of 3 years. The fair value of options granted in 2008 and 2007 were calculated using the following weighted assumptions:

	2008	2007

Dividend yield	nil	nil
Risk-free rate	3.28%	4.07%
Expected volatility	57.1%	42.1%
Expected life of options	3	3

A summary of the status of the Corporation’s stock option plan as of December 31, 2008 and 2007, and changes during the years ended on those dates are presented below.

	2008		2007

	Number of options	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)

Beginning of Year	7,202,541	$1.17	4,113,085	$0.86
Granted	2,099,242	1.40	5,177,334	1.26
Exercised	(212,505)	0.70	(1,224,434)	0.62
Expired	(522,500)	1.11	(20,000)	0.27
Forfeited	(72,480)	0.98	(843,444)	1.02

End of year	8,494,298	$1.25	7,202,541	$1.17

Exercisable at end of year	3,086,169	$1.13	1,624,499	$1.00

Weighted average fair value of options granted	CAD$0.50		CAD$0.28

	Options outstanding			Options exercisable

Range of Exercise Prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)

$0.01 to $0.49	12,500	4.96	$0.41	—	n/a
$0.50 to $0.99	2,492,090	3.00	$0.84	1,116,142	$0.82
$1.00 to $1.49	3,623,374	3.44	$1.16	1,540,867	$1.18
$1.50 to $1.99	2,261,334	3.82	$1.79	412,494	$1.77
$2.00 and over	105,000	3.95	$2.17	16,666	$2.02

	8,494,298			3,086,169

Options outstanding but not exercisable

	Vest based on employee service		Vest based on performance criteria

Range of Exercise Prices	Number of options	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)

$0.01 to $0.49	12,500	$0.41	—	n/a
$0.50 to $0.99	1,375,948	$0.87	—	n/a
$1.00 to $1.49	1,782,507	$1.14	300,000	$1.23
$1.50 to $1.99	1,848,840	$1.79	—	n/a
$2.00 and over	88,334	$2.20	—	n/a

	5,108,129		300,000

Options granted in 2008

	Exercise price equals market price on grant		Exercise price exceeds market price on grant

Range of Exercise Prices	Number of options	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)

$0.01 to $0.49	5,125	$0.41	—	n/a
$0.50 to $0.99	50,000	$0.60	613,408	$0.90
$1.00 to $1.49	342,500	$1.07	—	n/a
$1.50 to $1.99	1,025,834	$1.81	—	n/a
$2.00 and over	55,000	$2.31	—	n/a

	1,485,834		613,408

The expense to be recognized in future periods from the options outstanding at year-end using the year end foreign exchange rate is estimated to be $971,608. No options were exercised or cancelled subsequent to year-end.

c)	Stock options of Points.com Inc.

In addition to the stock options described above, Points.com Inc., the Corporation’s indirect wholly-owned subsidiary, had one stock-based compensation plan. No further Points.com Inc. common shares are authorized for issuance under this plan and all previously outstanding options have been exercised. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, had outstanding stock options. No options were granted in this plan subsequent to 2000.

The holders of the remaining 1,531,257 options (all with strike prices at or below CAD$0.055 per share) had the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation used a ratio of 2.5039 common shares per Points.com Inc. common share for this purpose. In 2007, all remaining 1,531,257 options were exercised at a weighted average exercise price of CAD$0.03. All of the Points.com Inc. common shares received were put to the Corporation for 3,834,114 common shares of the Corporation.

d)	Warrants

Warrants outstanding are as follows:

	2008		2007

	Number of options	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)

Beginning of Year	148,870	$0.83	906,248	$0.83
Granted	—	—	—	—
Exercised	(148,870)	$0.83	(757,378)	0.83
Forfeited	—	—	—	—

End of year	—	—	148,870	$0.83

Exercisable at end of year	—	$—	148,870	$0.83

	e)	Warrants of Points.com Inc.

Points.com Inc., had issued or committed to issue 2,848,050 warrants to airline loyalty program partners that expired unexercised on April 1, 2007. Each warrant entitled the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96.

	f)	Fair value of warrants

The weighted-average grant-date fair value of warrants granted were estimated at their grant date at CAD$0.21 using the Black-Scholes option-pricing model. The pricing model assumed a weighted-average risk-free interest rate of 3.8%, weighted-average expected dividend yield of nil, weighted-average expected common stock price volatility of 30% and a weighted-average expected life of 3 years. During the year, 148,870 common share purchase warrants (valued at CAD$30,667), issued in connection with the IAC/InterActiveCorp financing, were exercised for consideration of CAD$123,562.

18.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

	2008	2007

Contributed surplus – opening balance	$6,433,303	$6,811,376
Compensation cost	647,942	544,880
Fair value of options exercised	(53,039)	(922,953)
Share surrender and cancellation (Note 16 (b))	586,880	—

Contributed surplus – ending balance	$7,615,086	$6,433,303

19.	OPERATING EXPENSES

Operating expenses are comprised of:

	2008	2007

Office expenses, travel and personnel	$1,405,742	$1,279,869
Professional fees	1,024,287	1,072,919
Insurance, bad debts and governance	576,933	597,676

	$3,006,962	$2,950,464

20.	IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of long-lived assets is comprised of impairment charges related to the following assets:

	2008	2007

Website development and technology (Note 9)	$257,716	$—
MilePoint contracts and customer list (Note 10)	414,396	—
Patents (Note 10)	584,335	—

	$1,256,447	$—

21.	LOSS PER SHARE

Weighted average number of shares outstanding

	2008	2007

Average number of common shares outstanding	136,636,629	118,307,829
Effect of dilutive securities	1,153,896	31,010,843

Average diluted number of common shares outstanding	137,790,525	149,318,672

	a)	Basic loss per share

Loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year.

	b)	Diluted loss per share

Diluted loss per share represents what the loss per share would be if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted earnings per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the year. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the year, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

In 2008 and 2007, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants was anti-dilutive.

22.	STATEMENT OF CASH FLOWS

	a)	Changes in non-cash balances related to operations are as follows:

	2008	2007

Increase in security deposits	$(688,407)	$(269,520)
Decrease (increase) in funds receivable from payment processors	60,777	(1,394,684)
Decrease (increase) in accounts receivable	906,131	(955,086)
Decrease (increase) in deferred costs	39,140	(985,469)
Decrease in prepaids and sundry assets	219,020	309,815
Increase in other assets	(751,843)	—
(Decrease) increase in accounts payable and accrued liabilities	(270,518)	303,097
(Decrease) increase in deferred revenue	(670,259)	708,276
(Decrease) increase in payable to loyalty program partners	(4,782,560)	8,412,538

	$(5,938,519)	$6,128,967

b)	Supplemental information

Interest and taxes

Interest of $1,591 (2007 - $4,075) was paid during the year. In addition to this, the Corporation paid capital taxes of $47,621 (2007 - $41,017) in the year. Interest revenue of $946,634 (2007 - $647,735) was received during the year.

Non-cash transactions were as follows:

	2008	2007

Options exercised in Points.com Inc.
Number of options (Note 17 (c))	—	1,531,257
Common shares issued of Points International Ltd.	—	3,834,114
Fair value	—	$662,774
Revenue earned for membership fees paid in one-week accommodation certificates(i)	—	$34,718

(i) The certificates are valued at their average cost and are included in prepaid and sundry assets. The cost is recognized as the accommodation certificates are used.

23.	CAPITAL DISCLOSURES

The Corporation defines its capital as follows:

	(i)	Shareholders’ equity;

	(ii)	Convertible preferred shares;

	(iii)	Cash and cash equivalents and short-term investments.

The amounts included in the Corporation’s capital are as follows:

	2008	2007

Shareholders’ equity (deficiency)	$12,184,195	$(7,192,621)
Convertible preferred shares	$—	$20,679,073
Cash and short term investments	$23,646,374	$28,941,477

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

There were no changes in the Corporation’s approach to capital management during the period.

24.	FINANCIAL INSTRUMENTS

The fair values of short-term financial assets and liabilities, including cash, short-term deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s term deposits subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The following table sets forth details of the aged receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

	2008	2007

Total accounts receivable	$2,510,781	$3,427,384
Less: allowance for doubtful accounts	(63,256)	(73,728)

Total accounts receivable, net	$2,447,525	$3,353,656

Of which:

	2008	2007

Not past due	$2,061,994	$3,038,577
Past due for more than 31 days but no more than 60 days	163,262	273,439
Past due for more than 61 days but no more than 90 days	104,530	8,400
Past due for more than 91 days but no more than 120 days	14,345	10,914
Past due for more than 120 days	166,650	96,054
Less: Allowance for doubtful accounts	(63,256)	(73,728)

Total accounts receivable, net	$2,447,525	$3,353,656

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

	2008	2007

Balance, beginning of year	$73,728	$73,735
Provision for doubtful accounts	27,473	55,703
Bad debts written off, net of recoveries, and other	(37,945)	(55,710)

Balance, end of year	$63,256	$73,728

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.7 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2008	USD Total	CAD	GBP	EUR	CHF

FX Rates used to translate to USD		0.8183	1.4479	1.4097	0.9473

Financial assets (in thousands of dollars)
Cash and cash equivalents	$22,854	5,334	2,039	1,831	39
Funds receivable from payment processor	5,066	—	443	422	3
Short-term investments	792	841	—	—	—
Security deposits	2,250	—	34	84	1
Accounts receivable	2,448	364	275	33	—

	$33,410	CAD 6,539	GBP 2,791	EUR 2,370	CHF 43

Financial liabilities
Accounts payable and accrued liabilities	$3,217	1,835	193	—	—
Payable to loyalty program partners	25,967	—	1,575	1,581	20

	$29,184	CAD 1,835	GBP 1,768	EUR 1,581	CHF 20

25.	INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

	2008	2007

Income tax recovery at statutory rate of 33.5%	$(1,191,000)	$(1,631,000)
Increase (decrease) in income taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	44,000	20,000
Lower effective income tax rate on future taxes	44,000	52,000
Tax cost of non-deductible items	907,000	831,000
Recognition of tax benefit on loss carryforwards	(232,000)	—
Losses for which no benefit has been recorded	478,000	728,000

Actual income tax expense (recovery)	$—	$—

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of approximately $30,053,000. The losses may be used to reduce future years’ taxable income and expire approximately as follows:

	Jurisdiction

	Total USD	Canada	United Kingdom	United States

2009	$6,031,000	$6,031,000	$—	$—
2010	3,663,000	3,663,000	—	—
2011	5,527,000	5,527,000	—	—
2015	5,698,000	5,698,000	—	—
2022-2025	795,000	—	—	795,000
2026	3,697,000	3,353,000	—	344,000
2027	2,055,000	1,754,000	—	301,000
2028	772,000	420,000	—	352,000
No expiry	1,815,000	—	1,815,000	—

Total	$30,053,000	$26,446,000	$1,815,000	$1,792,000

The nature and tax effects of the items that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

Future income tax assets are comprised of:	2008	2007

Losses carried forward	$8,787,000	$10,034,000
Property and equipment	3,146,000	2,711,000
Share issue costs	358,000	192,000

	12,291,000	12,937,000
Valuation allowance	(11,690,185)	(12,336,185)

Net future income tax asset	$600,815	$600,815

The Corporation has capital losses of $1,706,000 which can be carried forward indefinitely and are not included as part of the future tax asset.

26.	COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services expiring through 2013 to aggregate annual rentals as follows:

2009	$1,639,417
2010	579,311
2011	21,543
2012	15,563
2013	9,819

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. These guarantees have a maximum potential value by fiscal year as follows and have not been recognized in the financial statements:

2009	$14,991,602
2010	16,193,085
2011	604,500
2012	525,000

Total	$32,314,187

As at December 31, 2008, the Corporation had an obligation to a loyalty program partner to purchase reward miles in the amount of $642,486 which related to a contractual guarantee on the minimum value of transactions processed. This obligation has been recognized in the financial statements as at December 31, 2008 and is included in due to loyalty program partners on the balance sheet, with offsetting amounts included in prepaids and sundry assets and other assets.

27.	SEGMENTED INFORMATION

	a)	Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2008 and 2007 whose operating results were regularly reviewed by the Corporation’s chief operating decision maker and for which complete and discrete financial information is available.

	b)	Enterprise-wide disclosures - Geographic information

$73,299,045 (2007 - $29,059,644), representing 97% of the Corporation’s revenue, was generated in the United States, $396,884 (2007 - $264,671), representing 1%, was generated in Canada and the remaining revenue was generated outside North America.

At December 31, 2008 and 2007, substantially all of the Corporation’s assets were in Canada.

28.	MAJOR CUSTOMERS

For the year ended December 31, 2008, there were two customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate these two customers represented 78% (three customers in 2007 represented 75%) of the Corporation’s total revenue. In addition, 41% of the Corporation’s amount payable to loyalty program partners is due to these two customers (three customers in 2007 represented 65%).

29.	UNITED STATES GAAP (“US GAAP”) RECONCILIATION

Canadian and United States Accounting Policy Differences

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and US GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with US GAAP:

	2008	2007

Net loss in accordance with Canadian GAAP	$(3,555,038)	$(4,136,456)
Website development costs amortization (a)	25,085	91,654

Net loss in accordance with US GAAP	$(3,529,953)	$(4,044,802)

Basic loss per share	$(0.03)	$(0.04)
Diluted loss per share	$(0.03)	$(0.04)

The cumulative effect of these adjustments on shareholders’ equity (deficiency) is as follows:

	2008	2007

Shareholders’ equity (deficiency) in accordance with Canadian GAAP	$12,184,195	$(7,192,621)
Website development costs (a)	(834,420)	(834,420)
Website development costs amortization (a)	834,420	809,335

Shareholders’ equity (deficiency) in accordance with US GAAP	$12,184,195	$(7,217,706)

The cumulative effect of these adjustments on the Corporation’s reported assets is as follows:

	2008	2007

Assets in accordance with Canadian GAAP	$42,714,472	$49,745,993
Website development costs (a)	(834,420)	(834,420)
Website development costs amortization (a)	834,420	809,335

Assets in accordance with US GAAP	$49,714,472	$49,720,908

There is no difference in cash flows under US GAAP.

a)	Website development Costs

Canadian GAAP allows the capitalization and amortization of website development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under US GAAP, American Institute of Certified Public Accountants, Statement of Position (“SOP”) 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For US GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

Impairment of long-lived assets

Under US GAAP, Statement of Financial Accounting Standard (“SFAS”) 144 Accounting for the Impairment or Disposal or Long-Lived Assets, an impairment loss recognized for a long-lived asset should be included in income from continuing operations before income taxes in the statements of operations. In the case of the Corporation, the subtotal “operating loss – before undernoted” should include the amount of the impairment. Under Canadian GAAP, the Corporation has presented impairment charges below the operating loss – before undernoted subtotal. This difference does not impact the net loss and comprehensive loss or the basic and diluted loss per share.

Change in functional and reporting currency

The US GAAP reconciliation has been restated to give effect to the change in functional and reporting currency effective January 1, 2008, the date the Corporation changed its functional and reporting currency to the US dollar (US$). Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC – 130 of the CICA Handbook. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. There is no difference with US GAAP with respect to the change in functional and reporting currency.

Accounting for uncertainty in income taxes

FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (1) the Corporation determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Corporation would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Corporation has not adopted FIN 48 for Canadian GAAP purposes. Based on the Corporation’s assessment, the adoption of FIN 48 would not have a signifcant impact on the Corporation’s financial statements for purposes of Canadian GAAP to US GAAP.

Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements.” SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 became effective for the Corporation commencing with the year ended December 31, 2008. Based on the Corporation’s assessment, the adoption of SFAS 157 does not have a significant impact on the Corporations financial statements for purposes of the reconciliation of Canadian GAAP to US GAAP.

The fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115.” SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 became effective for the Corporation commencing with the year ended December 31, 2008. The Corporation has elected not to adopt the fair value measurement provisions of this statement.

Impact of Accounting Pronouncements Not Yet Adopted

Business Combinations

In December 2007, the FASB issued SFAS 141(R), “Business Combinations.” SFAS 141(R) replaces SFAS 141, “Business Combinations.” SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) will become effective for the Corporation with respect to any business combination completed in the year ended December 31, 2009.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162 (“FAS 162”), The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. The Corporation presently does not expect FAS 162 to have an effect on its financial statements.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (“FAS 160”), “Non-controlling Interests in Consolidated Financial Statements,” which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 will become effective for the Corporation commencing with the year ended December 31, 2009.

FININCIAL HIGHLIGHTS

	2008	2007	2006

Income Statement

Revenue	$75,597,092	$30,364,628	$10,313,514
General & Administration Expenses	77,329,894	33,362,822	16,337,389
Interest & Other Expenses	565,789	1,138,262	1,206,354
Impairment Charge	1,256,447	—	—

Net Loss	(3,555,038)	(4,136,456)	(7,230,229)

EBITDA	555,717	367,720	(3,255,690)

Financial Position
Total Cash (1)	$30,961,678	$35,629,151	$21,166,873
Working Capital	5,534,062	5,757,798	4,153,661
Net Operating Cash(2)	4,995,089	4,880,002	3,162,413

Shares Outstanding
Total	149,820,940	120,020,115	114,204,189
Basic	136,636,629	118,307,829	108,258,453
Diluted	137,790,525	149,318,672	138,640,399

KEY BUSINESS METRICS

	2008	2007	2006

Ecommerce Services
Points Transacted	11,116,331,472	9,431,184,481	6,453,302,851
# Of Transactions	1,276,954	1,067,260	818,278
Average # Of Points/Transaction	8,705	8,837	7,886

Points.Com
Points Transacted	1,203,224,925	1,227,511,319	1,017,902,916
# Of Transactions	89,881	85,217	92,588
Average # Of Points/Transaction	13,387	14,405	10,994
Points.Com Total Registered Users	2,131,878	1,840,591	1,531,449

All Channels
Total Points/Miles Transacted	12,319,556,397	10,658,695,800	7,471,205,767
Total # Of Transactions	1,366,835	1,152,477	910,866
Average # Of Points/Transaction	9,013	9,249	8,202

Notes:

(1)	Total Cash Is Comprised Of Cash And Cash Equivalents, Short-Term Investments, Security Deposits And Funds Receivable From Payment Processors.

(2)	Net Operating Cash Is Comprised Of Total Cash Less Amounts Payable To Loyalty Partners.

CORPORATE INFORMATION

BOARD MEMBERS	BUSINESS DEVELOPMENT	ANNUAL MEETING

Stephen K. Bannon (Chairman)	Christopher Barnard	May 6, 2009
Christopher Barnard	christopher.barnard@points.com	Metro Toronto Convention Centre
Douglas Carty	(416) 596.6381	255 Front Street West,
Bruce Croxon		Room 206B
Rob MacLean		Toronto, ON
John Thompson	CORPORATE GOVERNANCE

	Information regarding the	ADDRESS
AUDIT COMMITTEE	Corporation’s corporate
	governance policy and practices can	800-179 John Street
Douglas Carty (Chairman)	be found in the Corporation’s	Toronto, ON M5T 1X4
Stephen K. Bannon	Management Information Circular.	Phone: (416) 596.6370
John Thompson		Fax: (416) 596.6444

AUDITORS
HRCG COMITTEE		CONSUMER WEBSITE
Deloitte & Touche LLP
John Thompson (Chairman)		www.points.com
Stephen K. Bannon
Bruce Croxon	INVESTOR RELATIONS
INVESTOR RELATIONS
Anthony Lam
EXECUTIVE MANAGEMENT	anthony.lam@points.com	www.pointsinternational.com
(416) 596.6382
Christopher Barnard
President
TRANSFER AGENT
Rob Borden
Chief Marketing Officer	Computershare Trust Company of
Canada
Erika Boyd
Vice President, Human Resources
LISTING
Anthony Lam
Chief Financial Officer	Toronto Stock Exchange
(TSX) PTS
Peter Lockhard
Senior Vice President, Product	Over-The-Counter (OTC) Bulletin
Board (U.S.) PTSEF
Rob MacLean
Chief Executive Officer

Brian Miller
Chief Information Officer